Exhibit 99.2

Notice of Annual Meeting of Shareholders and Management Information Circular Annual Meeting of Shareholders to be held on May 14, 2026 M A RC H 1 9 , 20 2 6

Table of Contents

| | |
|---|---|
| **Invitation to Shareholders** | 3 |
| **Notice of Meeting** | 4 |
| **General Information** | 6 |
| **About Voting** | 7 |
| **Business of the Meeting** | 11 |
| 1 Financial Statements | 11 |
| 2 Election of Directors | 11 |
| 3 Appointment of Auditor | 12 |
| 4 Nonbinding Advisory Vote on Executive Compensation | 12 |
| **Nominees for Election to the Board of Directors** | 13 |
| Description of Nominees | 13 |
| Additional Information about Directors | 18 |
| **Director Compensation** | 20 |
| Components of Compensation | 20 |
| Director Nominee Equity Ownership | 22 |
| Directors' Total Compensation for 2025 | 24 |
| **Statement of Corporate Governance Practices** | 25 |
| Composition of Our Board | 26 |
| Director Competencies Matrix | 28 |
| **Board of Directors Information** | 29 |
| Role and Duties of the Board of Directors | 29 |
| Serving on Our Board | 30 |
| **Committee Reports** | 34 |
| Audit and Risk Committee | 34 |
| Corporate Governance and Compensation Committee | 36 |
| Sustainability and Safety Committee | 37 |
| **Sustainability** | 38 |
| **Shareholder Engagement** | 39 |
| **Executive Compensation Overview** | 40 |
| Performance and Compensation Summary | 40 |
| Compensation Discussion and Analysis | 42 |
| 2025 Compensation Details | 57 |
| Employment Agreements | 58 |
| **Additional Information** | 62 |
| **Schedule A** | 64 |
| Overview of Stantec's Long-Term Incentive Plan | 64 |

This page intentionally left blank.

Invitation to Shareholders Dear Fellow Shareholder: The Stantec board of directors and management team invite you to attend the annual general meeting of shareholders of Stantec Inc. Details of the meeting follow: Date: May 14, 2026 Time: 10:30 AM (Mountain Daylight Time) Place: In Person Meeting : Stantec Tower, Suite 300, 10220 - 103 Avenue NW, Edmonton, Alberta, T5J 0K4 Virtual Meeting: Live audio webcast online at https://meetings.lumiconnect.com/400 - 172 - 872 - 287 Meeting ID: 400 - 172 - 872 - 287 Password: stantec2026 (case sensitive) This year, Stantec will hold a hybrid meeting (meaning that shareholders may attend the meeting in person or via live webcast). This hybrid format allows all shareholders to participate equally, regardless of their geographical location. As a shareholder, you have the right to vote your shares on all matters that come before the meeting. Your vote is important and we facilitate voting by allowing you to vote by proxy at any time prior to the meeting. We encourage you to do so and have enabled voting online, by phone, or by mail. You can also vote by attending the meeting in person or by attending the virtual meeting by logging in online at https://meetings.lumiconnect.com/400 - 172 - 872 - 287 . Please refer to the instructions in the section titled Attending the Virtual Meeting beginning on page 8 in the accompanying Management Information Circular for further details. The Management Information Circular provides details about all matters that come before the meeting, such as information about our director nominees and their compensation, our auditor, our corporate governance practices, and our executive compensation program. Our meeting materials are available on our website at stantec.com and under our profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. Please return your voting instructions as soon as possible to ensure that your vote is recorded. Thank you for your continuing support. Sincerely, Douglas K. Ammerman, Chair Board of Directors Management Information Circular March 19, 2026 3 Stantec Inc. Gordon A. Johnston, P.Eng. President & CEO

# Notice of Annual General Meeting and of Availability of Proxy Materials

Notice is hereby given that Stantec Inc. ("**Stantec**" or the "**Company**") will hold its annual general meeting:

When: Thursday, May 14, 2026
10:30 AM (MDT)

Where: **In Person** at the Stantec Tower - Suite 300, 10220 - 103 Avenue NW, Edmonton, Alberta, T5J 0K4.

- and -

**Virtually** via live audio webcast online at https://meetings.lumiconnect.com/400-172-872-287
Meeting ID: 400-172-872-287
Password: stantec2026 (case sensitive)

Stantec is holding its annual general meeting as a **hybrid** meeting where all shareholders of the Company, regardless of their geographical location, will have an equal opportunity to participate at the meeting. Shareholders will be able to attend, participate, submit questions and vote at the meeting either in person, or by logging in online and following the instructions set forth in the Company's Management Information Circular dated March 19, 2026 (the "**Circular**") under the section titled *Attending the Virtual Meeting* on page 8.

The meeting will be held to address the following business:

| Business of the Meeting | | For more information |
|---|---|---|
| 1 | Receive Stantec's financial statements for the year ended December 31, 2025, together with the auditor's report on those statements | Page 11 of the Circular and Stantec's 2025 Annual Report |
| 2 | Elect each of the directors of Stantec to hold office until the end of the next annual meeting or until their successors are appointed | Pages 11 and 13 of the Circular |
| 3 | Appoint the auditor of Stantec and authorize the directors to fix the auditor's remuneration | Page 12 of the Circular |
| 4 | Consider a nonbinding advisory resolution on Stantec's approach to executive compensation | Page 12 of the Circular |
| 5 | Transact any other business as may properly be brought before the meeting or any adjournment thereof | |

Stantec's board of directors has fixed the close of business on March 19, 2026, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on that date are entitled to vote on the matters listed in this Notice.

### Notice-and-Access

As permitted by Canadian securities regulators, Stantec is using the "notice-and-access" mechanism for delivery of the Circular prepared in connection with the meeting to both registered and beneficial shareholders. This means that our Circular is being posted online for you to access, rather than being mailed out. This Notice includes information on how to access our Circular online and how to request a paper copy. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

**WHERE YOU CAN ACCESS THE CIRCULAR**

On our website: stantec.com
under Investors // Financial Reports & Filings

On our profile on SEDAR+: sedarplus.ca

On our profile on EDGAR: sec.gov

**It is very important that you read the Circular carefully before voting your shares.**

Management Information Circular
March 19, 2026
4
Stantec Inc.

Voting Please note that you cannot vote by returning this Notice. Enclosed with this Notice, you will find a form of proxy or a voting instruction form that you can use to vote your shares of Stantec. You may vote your shares online, by phone or mail. Please refer to the instructions on your separate proxy or voting instruction form on how to vote using these methods. Registered shareholders: Computershare must receive your proxy form, or you must have voted by Internet or telephone before 10:30 AM (MDT) on Tuesday, May 12, 2026. Beneficial shareholders: Your intermediary must receive your voting instructions with sufficient time for your vote to be processed by Computershare before 10:30 AM (MDT) on Tuesday, May 12, 2026. Please refer to your voting instruction form for more information. How to request a paper copy of the Circular Upon request, Stantec will provide a paper copy of the Circular to any shareholder, free of charge, for a period of one year from the date the Circular is filed on SEDAR+. Here is how you can request a paper copy: Before the meeting If your request is made before the date of the meeting, the Circular will be sent to you within three business days of receipt of your request. To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 10:30 AM (MDT) on Monday, May 4, 2026 (this factors the three - business day period for processing requests as well as typical mailing times). Registered Shareholders Call the fulfillment service line at 1 - 866 - 962 - 0498. Please note that you will be asked to provide the 15 - digit control number indicated on your form of proxy. Beneficial Shareholders Call the fulfillment service line at 1 - 877 - 907 - 7643. Please note that you will be asked to provide the 16 - digit control number indicated on your voting instruction form. After the meeting If the request is made on or after May 14, 2026, the Circular will be sent to you within ten calendar days of receiving your request. Call 1 - 844 - 916 - 0609 for a copy of the Circular. Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares. If you have any questions regarding this Notice, notice - and - access, or the meeting, please call • Computershare Trust Company of Canada at 1 - 800 - 564 - 6253 (if you are a registered shareholder) or • Broadridge Financial Solutions, Inc. at 1 - 844 - 916 - 0609 (if you are a beneficial shareholder) By order of the board of directors, Paul J. D. Alpern Executive Vice President, General Counsel and Corporate Secretary March 19, 2026 Management Information Circular March 19, 2026 5 Stantec Inc.

Management Information Circular March 19, 2026 6 Stantec Inc. General Information You have received this Circular because you owned common shares of Stantec Inc. as of the close of business on March 19, 2026 (the "Record Date") and are entitled to notice of and vote at our annual general meeting of shareholders on Thursday, May 14, 2026 (or a reconvened meeting if the meeting is postponed or adjourned). This Circular and other securityholder materials are being sent to both registered and beneficial owners of Stantec’s common shares. If you are a beneficial shareholder, and Stantec’s agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. The meeting will be held as a hybrid meeting. This means that you may attend the meeting either in person at the Stantec Tower (Suite 300, 10220 - 103 Avenue NW, Edmonton, Alberta, T5J 0K4) or virtually via live audio webcast at https://meetings.lumiconnect.com/400 - 172 - 872 - 287 (password: stantec2026). Management is soliciting your proxy for the meeting, and the costs for doing so (including costs to mail materials to our beneficial shareholders via their intermediaries) are borne by Stantec. In addition to soliciting proxies by mail, Stantec may also solicit proxies via telephone, email, or in person. If determined advisable, Stantec may retain an agency to solicit proxies for the Company. All costs associated with the solicitation of proxies by or on behalf of the Company will be borne by Stantec. In this Circular, unless otherwise noted or the context otherwise requires, references to “we”, “us”, “our”, “Stantec” or the “Company” refer to Stantec Inc. “You”, “your” and “shareholder” refer to holders of Stantec’s common shares. The “board of directors” or “board” refer to the board of directors of Stantec Inc. You will find additional information regarding our business in our Annual Information Form for the fiscal year ended December 31, 2025, as well as our audited consolidated financial statements and accompanying management’s discussion and analysis for the year ended December 31, 2025. Copies of these documents along with our other public documents are available on our website at stantec.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system at sec.gov. Unless stated otherwise, the information provided in this Circular is given as of March 19, 2026, and all dollar amounts are expressed in Canadian dollars. Notice - and - Access As permitted by Canadian securities regulators, Stantec is utilizing notice - and - access to deliver this Circular to both registered and beneficial shareholders. “Notice - and - access” is a set of rules that allow issuers to post electronic versions of proxy - related materials online, via SEDAR+ and one other website, rather than mailing paper copies of such materials to shareholders. Under notice - and - access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the meeting. However, instead of receiving a paper copy of the meeting materials, shareholders receive a notice which contains information on how they may access the materials online and how to request a paper copy. The use of notice - and - access directly benefits Stantec by substantially reducing our printing and mailing costs and is more environmentally friendly. Shares eligible to vote As of March 19, 2026, the Company had 114,066,995 common shares issued and outstanding. Each share carries the right to one vote on each matter that comes before the meeting. Principal shareholders To the knowledge of the Company, Stantec does not have any shareholders that beneficially own, directly or indirectly, or exercise control or direction over 10% or more of Stantec’s common shares.

About Voting Who can Vote You are entitled to vote at the meeting, either in person or virtually, if you held common shares of Stantec at the close of business on March 19, 2026. Shareholders will vote on three items of business and any other matters that may properly come before the meeting. A simple majority of votes (50% plus one vote) cast at the meeting in person or by proxy is required to approve each matter to be considered at the meeting. This section of the Circular provides information about the voting process for registered and non - registered (beneficial) shareholders. You are a registered shareholder if your shares are held in your name. You are a beneficial shareholder if your shares are held in the name of your nominee (usually a bank, trust company, securities dealer or other financial institution) and you are the beneficial owner of the shares. If you are not sure whether you are a registered shareholder, please contact Stantec’s transfer agent, Computershare Trust Company of Canada ("Computershare"), at 1 - 800 - 564 - 6253 (North America) or 1 - 514 - 982 - 7555 (International). Voting by Proxy in Advance of the Meeting Registered and beneficial shareholders may vote their shares by proxy in advance of the meeting date. Voting by proxy means that you are authorizing the person or people named on your proxy form or voting instruction form, as applicable, to vote your shares at the meeting according to your instructions. Voting by proxy in advance of the meeting date is the easiest way to vote. To facilitate the voting process, the Company has named Douglas K. Ammerman and Gordon A. Johnston (the Stantec representatives named on your proxy form or voting instruction form, as applicable) to act as your proxyholder and vote your shares according to instructions provided by one of the voting methods described below. How to Vote by Proxy as a Registered Shareholder Internet Visit the website shown on your proxy form. Refer to your control number on your proxy form and follow the online instructions. Phone Call the toll - free telephone number shown on your proxy form. Refer to your control number on your proxy form and follow the instructions. Please note: you cannot appoint anyone other than the Stantec representatives named on your proxy form if you vote by telephone. Mail Complete, sign, and date the proxy form; return it by mail using the envelope provided. How to Vote by Proxy as a Beneficial Shareholder As a beneficial shareholder, you have received a voting instruction form from your intermediary. Please follow the instructions on your voting instruction form and send your voting instructions to your nominee who will vote for you. Internet Visit the website shown on your voting instruction form. Refer to your control number on your voting instruction form and follow the online instructions. Phone Call the toll - free telephone number shown on your voting instruction form. Refer to your control number on your voting instruction form and follow the instructions. Mail Complete, sign, and date the voting instruction form; return it by mail using the envelope provided. Send your Voting Instructions Right Away Take some time to read this Circular and then vote your shares. If you are voting by proxy, we must receive your voting instructions by 10:30 AM (MDT) on May 12, 2026 to ensure your shares are voted at the meeting. If you are a beneficial shareholder, you will need to allow enough time for your nominee (or their representative) to receive your voting instructions and then submit them to Stantec’s transfer agent, Computershare. Therefore, if you are a beneficial shareholder, you will likely have an earlier deadline for the return of your voting instruction form. As such, please be sure to send the form early to allow enough time for your nominee to receive your voting instructions and then send them to Stantec’s transfer agent, Computershare, before the proxy cut - off. If the meeting is postponed or adjourned, you must send your voting instructions at least 48 hours (not including Saturdays, Sundays and holidays) before the time the meeting is reconvened. Management Information Circular March 19, 2026 7 Stantec Inc.

Attending the Meeting In Person Because Stantec is holding its annual general meeting in a hybrid format, shareholders may attend, participate, ask questions and vote at the in person meeting which will be held on May 14, 2026, at 10:30 AM (MDT), at Stantec Tower - Suite 300, 10220 - 103 Avenue NW, Edmonton, Alberta, T5J 0K4. All individuals attending the meeting in person must register with a Computershare representative before entering the meeting. If you have voted your shares by proxy in advance of the meeting date, you do not need to vote again at the meeting . However, if you choose to vote at the meeting, please follow the instructions below . Note that beneficial shareholders must take additional steps prior to the meeting date to be able to vote at the meeting . How to Vote at the Meeting as a Registered Shareholder Do not complete or return your proxy form; instead, attend the in person meeting where your vote will be taken and counted. When you arrive, please register with a Computershare representative before entering the meeting. How to Vote at the Meeting as a Beneficial Shareholder If you want to vote in person at the meeting, you must appoint yourself as a proxyholder. To do so, please insert your own name in the space provided on your voting instruction form, and carefully follow the instructions provided below in relation to appointing yourself as a proxyholder. Attending the Virtual Meeting To provide an equal opportunity for all shareholders to participate at the meeting, regardless of their geographical location, Stantec will also hold the meeting virtually. You can attend, participate, ask questions, and vote at the virtual meeting. Please follow the instructions below. Virtual Meeting Checklist Make sure you have the following to attend the virtual meeting: 1. The latest version of Chrome, Safari, Edge or Firefox as your Internet browser on your smartphone, tablet or computer 3. The Stantec meeting ID: https://meetings.lumiconnect.com/400 - 172 - 872 - 287 3. The Stantec meeting ID: 400 - 172 - 872 - 287 4. The meeting password: stantec2026 (case sensitive) 5. Your user name and/or control number (see below) Once you log in to the meeting, remember to stay connected to the Internet so you can participate in the Q&A session or vote when the balloting begins. How to Vote your Shares at the Virtual Meeting as a Registered Shareholder Go to https://meetings.lumiconnect.com/400 - 172 - 872 - 287 on your smartphone, tablet or computer. Click “Login” and enter the password: stantec2026 (case sensitive). Please enter the 15 - digit control number on your proxy form as your username. After the chair of the meeting opens voting, a resolution for each matter to be voted on will appear on the screen for you to make your choice. A confirmation message will also appear to show your vote has been received. How to Vote your Shares at the Virtual Meeting as a Beneficial Shareholder Go to https://meetings.lumiconnect.com/400 - 172 - 872 - 287 on your smartphone, tablet or computer. Click “Login” and enter the password: stantec2026 (case sensitive). To vote at the virtual meeting, you are required to register yourself as a proxyholder. To register, please go to https://www.computershare.com/Stantec no later than 10:30 AM (MDT) on May 12, 2026 to provide your contact information. Computershare requires this information so they can confirm the registration and send you an email notification with a control number. You should receive the email notification with a control number after 10:30 AM (MDT) on May 12, 2026. Once you receive your control number, please follow the same instructions as provided for registered shareholders above. Management Information Circular March 19, 2026 8 Stantec Inc.

How to Attend the Virtual Meeting as a Guest Attending the meeting as a guest means you can listen to the virtual meeting, ask questions and engage with management, members of the board, and other shareholders. However, as a guest attendee, you are not able to vote at the virtual meeting. To attend the virtual meeting as a guest, go to https://meetings.lumiconnect.com/400 - 172 - 872 - 287 on your smartphone, tablet or computer. Click “Login” and enter the password: stantec2026 (case sensitive). Click “Guest” and complete the online form. Appointing a Proxyholder to Vote at the Meeting As a registered or beneficial shareholder, you have the right to appoint a person or entity (your proxyholder) to attend the meeting, in person or virtually, and vote your shares for you. You may appoint someone else other than Douglas K. Ammerman and Gordon A. Johnston to represent you at the meeting . Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting and vote on your behalf. How to Appoint a Proxyholder as a Registered Shareholder If you want to appoint someone other than the Stantec representatives named in your proxy form to attend the meeting, in person or virtual, and vote your shares for you, print the name of the person or company you are appointing in the space provided on the proxy form in your package of materials. Follow the instructions for submitting your form of proxy to Computershare. After you submit your proxy form to Computershare, you MUST register your proxyholder with Computershare. Go to https://www.computershare.com/Stantec no later than 10:30 AM (MDT) on May 12, 2026 to register your proxyholder and provide the contact information required. Computershare needs this information so they can confirm their registration and send an email notification with a control number. Your proxyholder needs the control number in order to participate in the meeting and vote your shares. Your proxyholder should receive an email notification after 10:30 AM (MDT) on May 12, 2026. Your proxyholder must vote your shares according to your instructions, but will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting. How to Appoint a Proxyholder as a Beneficial Shareholder Your voting instruction form provides you with the right to appoint a person or company (your proxyholder) to attend the meeting and vote your shares for you. Please print your proxyholder's name in the space provided on your voting instruction form to instruct your nominee to appoint yourself or a third party as a proxyholder. To register a third - party as a proxyholder, please go to https://www.computershare.com/Stantec no later than 10:30 AM (MDT) on May 12, 2026 to provide your proxyholder's contact information. Computershare requires this information so they can confirm the registration and send your proxyholder an email notification with a control number. Your proxyholder will need the control number in order to vote your shares at the meeting. Your proxyholder should receive the email notification with a control number after 10:30 AM (MDT) on May 12, 2026. If you are a beneficial shareholder located in the United States and wish to participate or vote at the meeting, or, if permitted, appoint a third party as your proxyholder, you must follow the instructions provided in the voting instruction form to obtain a valid legal proxy from your intermediary. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from beneficial shareholders located in the United States that wish to vote at the meeting or, if permitted, appoint third parties as their proxyholders must be sent by e - mail or by courier to: uslegalproxy@computershare.com (if by e - mail); or Computershare Trust Company of Canada, Attention: Proxy Department, 320 Bay Street, 14th Floor Toronto, ON M5H 4A6, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 10:30 AM (MDT) on May 12, 2026. When your proxyholder arrives to the in person meeting, that person will need to register with a Computershare representative before entering the meeting. Management Information Circular March 19, 2026 9 Stantec Inc.

How to Change your Vote as a Registered Shareholder If you have voted by proxy, you may revoke your proxy in one of several ways: • By providing new voting instructions on a proxy form with a later date or at a later time if you are voting by telephone or on the Internet. Any new voting instructions must be received by Computershare before 10:30 AM (MDT) on May 12, 2026, or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the business day before the date of the reconvened meeting. • By delivering a revocation of proxy to the registered office of Stantec (to the attention of our corporate secretary at Suite 300, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4) any time before 10:30AM (MDT) on May 13, 2026, or, if the meeting is adjourned or postponed, before 10:30 AM (MDT) on the business day before the date of the reconvened meeting. You may also revoke your proxy in any other manner permitted by law. How to Change your Vote as a Beneficial Shareholder If you are a beneficial shareholder, you may revoke your voting instructions by contacting your nominee (usually a bank, trust company, securities dealer or other financial institution) in which name the shares are registered. However, you are subject to the same time constraints as noted above for registered shareholders. Matters You Will Be Voting On You will be voting on • The election of Stantec’s directors • The appointment of Stantec’s auditor • A nonbinding advisory vote on Stantec’s approach to executive compensation. Please see the Business of the Meeting section of this Circular for more information. Other Business As of March 19, 2026, no director or executive officer of the Company was aware of any variation, amendment, or other matter to be presented for a vote at the meeting. Confidentiality of Your Vote Under normal conditions, your vote will be kept confidential because the Company’s transfer agent tabulates proxies and votes. However, confidentiality may be lost if a question arises about a proxy’s validity, revocation, or any other like matter. Loss of confidentiality may also occur if the board decides that disclosure is in the best interest of the Company or its shareholders. Management Information Circular March 19, 2026 10 Stantec Inc.

# Business of the Meeting

## 1 Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2025, will be placed before the meeting. Our financial statements are contained in our 2025 Annual Report, available on our website at stantec.com and on SEDAR+ at sedarplus.ca. Our Form 40-F is available on EDGAR at sec.gov. If you want a free copy of any of these documents, please contact our corporate secretary at Suite 300, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4.

## 2 Election of Directors

Nine directors will stand for election at the meeting. All of the nominated directors currently serve on the Company's board. The *Nominees for Election to the Board of Directors* section of this Circular provides information on each nominee's experience, background, and key competencies. We believe that each person nominated is well qualified to be a director of Stantec.

If any nominee is unable to serve as a director for any reason arising before the meeting, the person named in your proxy has the discretion to vote for another nominee at the meeting. Each director elected at the meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

The following persons listed in the *Nominees for Election to the Board of Directors* section of this Circular will be presented for election at the meeting as management's nominees:

| | | |
|---|---|---|
| Douglas K. Ammerman | Angeline G. Chen | Christopher F. Lopez |
| Martin A. à Porta | Richard A. Eng | Marie-Lucie Morin |
| Shelley A. M. Brown | Gordon A. Johnston | Celina J. Wang Doka |

**Majority Voting Requirement for Directors**

Stantec is governed by the *Canada Business Corporations Act* (the "CBCA"). In accordance with the CBCA, shareholders can vote "for" or "against" each nominee director, and each nominee director must receive a majority of "for" votes to be elected. If a nominee director does not receive a majority of "for" votes, they may not be appointed to the board except in limited circumstances where it is necessary to ensure the board has the requisite number of resident Canadians or independent directors. Incumbent directors who fail to receive majority support are permitted to remain in office for a maximum of 90 days after the meeting until their successor is appointed or elected.

We recommend that you vote **FOR** the election of the nominees listed above. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote **FOR** the election of each of the nominees.

Management Information Circular
March 19, 2026 11 Stantec Inc.

## 3 Appointment of Auditor

The board recommends that PricewaterhouseCoopers LLP ("PwC") be reappointed as our auditor to hold office until the close of the next annual shareholder meeting at remuneration to be fixed by the board. PwC has served as our auditor since June 1, 2021.

**External Auditors' Fees**

The table below presents fees incurred by Stantec for work performed by PwC during the fiscal years ended December 31, 2024 and December 31, 2025.

| Category | Note | 2024 ($) | 2025 ($) |
|---|---|---|---|
| Audit fees | 1 | 9,357,700 | 8,375,900 |
| Audit-related fees | 2 | — | — |
| Tax fees | 3 | 82,200 | 30,800 |
| All other fees | 4 | 102,600 | 22,900 |
| **Total** | | **9,542,500** | **8,429,600** |

1. Audit fees: Audit services provided by PwC for the audit and review of Stantec's financial statements or services normally provided by PwC in connection with statutory and regulatory filings or engagements, including quarterly reviews, accounting consultation, statutory audit of in-scope subsidiaries and international financial reporting standard consultation.
2. Audit-related fees: These services can include attest services not required by statute or regulation and review engagements. There were no audit-related fees incurred in 2024 and 2025.
3. Tax fees: Professional services rendered by PwC for tax compliance and consulting services.
4. All other fees: Non-audit assurance fees and related services provided by PwC.

We recommend that you vote **FOR** the reappointment of PwC as our auditor to hold office until the close of the next annual shareholder meeting at remuneration to be fixed by the board. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote **FOR** the reappointment of PwC as our auditor.

## 4 Nonbinding Advisory Vote on Executive Compensation

In 2025, Stantec held a shareholder advisory vote on the Company's approach to executive compensation. Of the votes cast, 94.77% approved the Company's approach. The Company is again providing shareholders the opportunity to cast an advisory vote at the meeting on the Company's approach to executive compensation, as disclosed in the *Executive Compensation Overview* section of this Circular (beginning on page 40). The *Compensation Discussion and Analysis* subsection sets out how we compensate our executives, what our named executive officers are paid, and how their compensation is linked to Stantec's performance. We invite any shareholder to forward comments about our approach to executive compensation to Marie-Lucie Morin, chair of the Corporate Governance and Compensation Committee, c/o Stantec Inc., attention to the corporate secretary at Suite 300, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4.

At the meeting, shareholders will be asked to vote on the following advisory resolution:

*Resolved, on an advisory basis, and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company's Management Information Circular delivered in connection with the 2026 annual general meeting of shareholders of the Company.*

Because this is an advisory vote, the results are not binding on the board. However, the Corporate Governance and Compensation Committee of the board will review and analyze the results of the vote and consider them when reviewing our executive compensation philosophy, policies, and programs. The Company will also disclose the results of this vote as part of its report on voting results for the meeting.

We recommend that you vote **FOR** the adoption of the advisory resolution on our approach to executive compensation. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote **FOR** this resolution.

Management Information Circular
March 19, 2026
12
Stantec Inc.

Nominees for Election to the Board of Directors Description of Nominees The following tables give information as of December 31, 2025, about the nominees for election to the board, including their background and key qualifications relevant to serving on our board. All nominees are current directors of Stantec. Douglas Ammerman is a retired partner of KPMG LLP. Mr. Ammerman was with KPMG for almost 30 years, and, during that time, he served as a national practice partner, as the managing partner of the Orange County office, and as a member of KPMG’s nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a Bachelor of Arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman is past president and director emeritus of the Pacific Club and served in the Reagan Administration as Special Assistant to the Secretary of Interior. Douglas K. Ammerman Corporate Director Laguna Beach, California, United States Age: 74 Director since 2011 Independent Director Key Qualifications • Public accounting • Public company board experience • Professional services management Board and Committee Attendance During 2025 100% 6 of 6 Board of Directors (chair) 100% 4 of 4 Audit and Risk 100% 5 of 5 Corporate Governance and Compensation 100% 4 of 4 Sustainability and Safety Other Public Board Directorships Fidelity National Financial, Inc. (NYSE – FNF) F&G Annuities & Life, Inc. (NYSE – FG) Cannae Holdings, Inc. (NYSE - CNNE) Lead Independent Director; Audit (chair) Audit (chair); Compensation; Corporate Governance and Nominating Committee Board (chair); Audit (chair) Total Equity at Risk (Common Shares and Deferred Share Units) Value at Risk $14,272,130 Management Information Circular March 19, 2026 13 Stantec Inc.

**Martin A. à Porta**
Corporate Director

Zug, Switzerland

Age: 55
Director since 2021
**Independent Director**

*Martin à Porta* is an experienced executive and consultant with over 25 years of experience working in and supporting professional services and industrial companies, including Siemens, where he worked for more than a decade in several progressively senior roles around the world. Most recently, Mr. à Porta served as the President and CEO of Pöyry Plc, an international consulting and engineering company, providing services in power generation, transmission, and distribution; forestry; biorefining and chemicals; mining and metals; infrastructure; water, and environmental services. Mr. à Porta currently provides transformation, growth, and strategic consulting services for a number of companies and serves on the board of directors of UPM, a leading forest-based bioindustry company based in Helsinki, Finland, and the board of directors of BKW AG, an international energy and infrastructure company offering services in the fields of energy, buildings and infrastructure. He holds a master of science degree in engineering studies from ETH Zurich, Swiss Federal Institute of Technology.

**Key Qualifications**

- Executive leadership
- Sustainability
- Industry experience

**Board and Committee Attendance During 2025**

| | | |
|---|---|---|
| Board of Directors | 6 of 6 | 100% |
| Corporate Governance and Compensation | 5 of 5 | 100% |
| Sustainability and Safety (chair) | 4 of 4 | 100% |

**Other Public Board Directorships**

| | |
|---|---|
| UPM-Kymmene Corporation (NASDAQ Helsinki – UPM) | Remuneration (chair) |
| BKW AG (SIX Swiss Exchange – BKW) | Audit & Risk |

**Total Equity at Risk (Common Shares and Deferred Share Units)**

| | |
|---|---|
| Value at Risk | $3,631,680 |



**Shelley A. M. Brown, CM**
Corporate Director

Saskatoon, Saskatchewan, Canada

Age: 69
Director since 2018
**Independent Director**

*Shelley Brown* has more than 30 years of board experience serving on not-for-profit, association, and for-profit corporate boards, including Canadian Natural Resources Limited, Inter Pipeline Ltd., Deloitte Canada, the Accounting Standards Board Oversight Council, and the University of Saskatchewan Board of Governors. She brings expertise in strategic planning, good governance, finance, and risk management. During her distinguished 40-year career in accounting, Ms. Brown was a partner in two of the world's largest professional services firms. As chair of the Canadian Institute of Chartered Accountants, she played a key role in uniting Canada's accounting profession, culminating in the creation of the Chartered Professional Accountants of Canada. In 2018, Ms. Brown was recognized as a Member of the Order of Canada for her professional and community contributions.

**Key Qualifications**

- Financial expert
- Corporate governance
- Corporate control environments and risk assessment

**Board and Committee Attendance During 2025**

| | | |
|---|---|---|
| Board of Directors | 6 of 6 | 100% |
| Audit and Risk (chair) | 4 of 4 | 100% |

**Other Public Board Directorship**

| | |
|---|---|
| Canadian Natural Resources Limited (TSX, NYSE - CNQ) | Audit |

**Total Equity at Risk (Common Shares and Deferred Share Units)**

| | |
|---|---|
| Value at Risk | $2,827,725 |

Management Information Circular
March 19, 2026 14 Stantec Inc.

**Angeline G. Chen**
Attorney

Bethesda, Maryland,
United States

Age: 60
Director since 2023
**Independent Director**

*Angeline Chen* is a senior executive and corporate attorney in the software industry serving the U.S. federal and public sector market, with nearly 30 years of corporate business experience spanning multiple industries including aerospace and defense, manufacturing, and industrials. She has expertise in U.S. national security, cyber, risk management, governance, regulatory compliance, and mergers and acquisitions. Previously, Ms. Chen served as Of Counsel for a major U.S. law firm, and as vice president, general counsel, chief compliance officer, and corporate secretary for Siemens Government Technologies (a subsidiary of Siemens AG) and for Fincantieri Marine Group, and in senior roles with the U.S. government and Lockheed Martin Corporation. She currently serves on the Advisory Board for Women, Power and Influence in the Law, and in leadership roles with the Association of Corporate Counsel and the American Bar Association. She holds undergraduate and law degrees from Villanova University, an LL.M. in international and comparative law from Georgetown University Law Center, an MBA from the University of Maryland, and a Master of Science degree in Cybersecurity from Brown University.

**Key Qualifications**

- US government affairs
- Corporate governance
- Cybersecurity

| Board and Committee Attendance During 2025 | | |
|---|---|---|
| Board of Directors | 6 of 6 | 100% |
| Audit and Risk | 4 of 4 | 100% |
| Corporate Governance and Compensation | 5 of 5 | 100% |

| Other Public Board Directorship | |
|---|---|
| — | — |

| Total Equity at Risk (Common Shares and Deferred Share Units) | |
|---|---|
| Value at Risk | $910,111 |



**Richard (Rick) A. Eng**
Corporate Director

Vancouver, British Columbia,
Canada

Age: 53
Director since 2025
**Independent Director**

*Rick Eng* has nearly 30 years of experience in investment banking, private equity, and advisory roles, primarily focused on mergers and acquisitions, capital markets, and strategic business planning. He spent over 17 years at Brookfield Asset Management Ltd. ("Brookfield"), a global alternative investment firm, where he served as a Managing Partner in the Infrastructure Group from 2015 to 2024. Mr. Eng's responsibilities included leading new investments as well as overseeing and supporting portfolio companies in strategic growth and operational initiatives. Mr. Eng was also previously Chief Investment Officer responsible for the underwriting of Brookfield's Transport investments globally. Prior to moving into the Infrastructure Group in 2015, Mr. Eng was a senior member of the firm's private equity group, where he also served for several years as the Chief Financial Officer of publicly-listed Ainsworth Lumber Co. Before joining Brookfield, he was a vice president in investment banking at National Bank Financial. Mr. Eng is the current chair of the board of directors for Rockpoint Gas Storage Inc., a leading operator of natural gas storage facilities in North America. He holds a Bachelor of Arts degree in Economics and History from Queen's University and is a Chartered Professional Accountant.

**Key Qualifications**

- Capital markets, mergers and acquisitions
- Strategic planning oversight and execution
- Financial expert

| Board and Committee Attendance During 2025 | | |
|---|---|---|
| Board of Directors | 6 of 6 | 100% |
| Audit and Risk | 4 of 4 | 100% |
| Corporate Governance and Compensation | 5 of 5 | 100% |

| Other Public Board Directorship | |
|---|---|
| Rockpoint Gas Storage Inc. (TSX – RGSI) | Board (chair); Governance, Nominating and Compensation |

| Total Equity at Risk (Common Shares and Deferred Share Units) | |
|---|---|
| Value at Risk | $316,200 |

Management Information Circular
March 19, 2026
15
Stantec Inc.

*Gord Johnston* is the current president & CEO of Stantec. He has over 35 years of private and public sector experience in the design and project management of infrastructure projects throughout North America and abroad. Mr. Johnston has held increasingly senior roles since joining Stantec in 1990, including serving as the Water business line leader, as executive vice president of the Infrastructure business operating unit, and as an active participant in Stantec's acquisition sourcing and integration efforts. He earned Bachelor of Science and Master of Engineering degrees in civil engineering from the University of Alberta, and is a registered professional engineer, certified project management professional, and Envision Sustainability Professional (giving him particular expertise in climate and resiliency related matters as it relates to sustainable infrastructure).

**Gordon (Gord) A. Johnston**
President and CEO of Stantec Inc.

Edmonton, Alberta, Canada

Age: 60
Director since 2018
**Non-Independent Director**

**Key Qualifications**

- Engineering industry experience
- Managing and leading growth
- Strategic planning and execution

**Board and Committee Attendance During 2025**

| | | |
|---|---|---|
| Board of Directors | 6 of 6 | 100% |

**Other Public Board Directorship**

| | |
|---|---|
| — | — |

**Total Equity at Risk (Common Shares, PSUs and RSUs)**

| | |
|---|---|
| Value at Risk | $29,707,064 |



*Christopher Lopez* has nearly 30 years of industry experience in the utility, power generation, and mining sectors in North America, Australia and New Zealand. From 2016 to June 2024, Mr. Lopez held various senior leadership positions with Hydro One Limited ("Hydro One"), an electricity transmission and distribution company, including, as Chief Financial and Regulatory Officer from April 2023 to June 2024, and as Chief Financial Officer from May 2019 to April 2023. Prior to Hydro One, Mr. Lopez served in various senior roles at TransAlta Corporation ("TransAlta"), a clean energy solutions company, including as Vice President, Corporate Planning and Mergers & Acquisitions. Mr. Lopez currently serves on the board of directors of Algonquin Power & Utilities Corp., an international generation, transmission, and distribution utility. He holds a Bachelor of Business degree from Edith Cowan University in Australia and is a Chartered Professional Accountant. He is a Graduate member of the Australian Institute of Company Directors and has completed the CFO Leadership Program at Harvard Business School.

**Christopher F. Lopez**
Corporate Director

Calgary, Alberta, Canada

Age: 51
Director since 2025
**Independent Director**

**Key Qualifications**

- Executive leadership
- Strategic planning and execution
- Capital markets and risk management

**Board and Committee Attendance During 2025**

| | | |
|---|---|---|
| Board of Directors | 6 of 6 | 100% |
| Audit and Risk | 4 of 4 | 100% |
| Sustainability and Safety | 4 of 4 | 100% |

**Other Public Board Directorship**

| | |
|---|---|
| Algonquin Power & Utilities Corp. (TSX, NYSE - AQN) | Audit; Risk |

**Total Equity at Risk (Common Shares and Deferred Share Units)**

| | |
|---|---|
| Value at Risk | $316,200 |

Management Information Circular
March 19, 2026 16 Stantec Inc.

*Marie-Lucie Morin* was Executive Director at the World Bank from 2010 to 2013. Previously Ms. Morin pursued a 30-year career in Federal Public Service. She was appointed National Security Advisor to the Prime Minister of Canada and Associate Secretary to the Cabinet in 2008, having served as Deputy Minister for International Trade and Associate Deputy Minister of Foreign Affairs (Canada). Earlier in her career with the Department of Foreign Affairs and International Trade, Ms. Morin completed assignments in San Francisco, Jakarta, London, and Moscow. In 1997 she was appointed Ambassador to Norway with accreditation to Iceland. Ms. Morin served as advisor for the Canada Transport Act Review which tabled its report to Parliament in 2015. Ms. Morin was named Chevalier de la Légion d'honneur in 2012, was sworn into the Queen's Privy Council in 2015 and became a member of the Order of Canada in 2016. From 2015 to 2024, Ms. Morin was a member of Canada's National Security and Intelligence Review Agency. Ms. Morin presently serves on corporate and not-for-profit boards.

**Marie-Lucie Morin, CM, PC**
Corporate Director

Ottawa, Ontario, Canada

Age: 68
Director since 2016
**Independent Director**

**Key Qualifications**

- International business and government affairs
- Strategic planning and execution
- Corporate governance

**Board and Committee Attendance During 2025**

| | | |
|---|---|---|
| Board of Directors | 6 of 6 | 100% |
| Corporate Governance and Compensation (chair) | 5 of 5 | 100% |
| Sustainability and Safety | 4 of 4 | 100% |

**Other Public Board Directorships**

| | |
|---|---|
| Chorus Aviation Inc. (TSX – CHR) | Governance, Nominating and Compensation (chair) |
| Sun Life Financial Inc. (TSX, NYSE – SLF) | Management Resources; Risk |

**Total Equity at Risk (Common Shares and Deferred Share Units)**

| | |
|---|---|
| Value at Risk | $4,707,176 |



*Celina Wang Doka* is a retired audit partner of KPMG LLP. Throughout her 39 years with KPMG, she provided accounting and auditing services for a wide variety of public and private clients, specializing in the real estate, investment management, civil engineering, medical device, life sciences, pharmaceutical and title insurance industries. She led KPMG's Building, Construction and Real Estate practice in the firm's Orange County office, served on KPMG's Partnership Audit Committee, and co-led the Orange County Chapter of KPMG's Network of Women. Ms. Doka holds a Bachelor of Arts degree in Business Economics from the University of California, Los Angeles. For over twenty years, she served as President and a member of the board of directors of Human Options, a non-profit organization focused on ending the cycle of domestic violence, and formerly chaired the Advisory Board for the University of California at Irvine's Paul Merage School of Business, Program for Real Estate Management.

**Celina J. Wang Doka**
Corporate Director

Newport Beach, California, United States

Age: 65
Director since 2023
**Independent Director**

**Key Qualifications**

- Public accounting
- Financial expert
- Real estate management practice

**Board and Committee Attendance During 2025**

| | | |
|---|---|---|
| Board of Directors | 6 of 6 | 100% |
| Audit and Risk | 4 of 4 | 100% |
| Sustainability and Safety | 4 of 4 | 100% |

**Other Public Board Directorship**

| | |
|---|---|
| F&G Annuities & Life, Inc. (NYSE – FG) | Audit |

**Total Equity at Risk (Common Shares and Deferred Share Units)**

| | |
|---|---|
| Value at Risk | $811,622 |

Management Information Circular
March 19, 2026
17
Stantec Inc.

# Additional Information about Directors

Information below pertains to director voting results at the 2025 Annual General Meeting and our directors' attendance in 2025.

**Director Voting Results from Our 2025 Annual General Meeting**
A summary of the voting results from our 2025 annual general meeting follows:

| Director | Votes in Favor | % in Favor | Votes Against | % Withheld |
|---|---|---|---|---|
| Douglas Ammerman | 72,834,350 | 85.83 | 12,024,693 | 14.17 |
| Martin à Porta | 84,470,634 | 99.54 | 388,411 | 0.46 |
| Shelley Brown | 84,771,661 | 99.90 | 87,382 | 0.10 |
| Angeline Chen | 84,467,559 | 99.54 | 391,485 | 0.46 |
| Rick Eng | 84,781,858 | 99.91 | 77,186 | 0.09 |
| Gord Johnston | 84,565,648 | 99.65 | 293,396 | 0.35 |
| Chris Lopez | 84,776,597 | 99.90 | 82,447 | 0.10 |
| Marie-Lucie Morin | 81,168,298 | 95.65 | 3,690,746 | 4.35 |
| Celina Wang Doka | 84,764,190 | 99.89 | 94,854 | 0.11 |

**Director Attendances**
The number and percentage of board and committee meetings each director attended in 2025 follows:

| Director | Board Meetings Attended | | Committee Meetings Attended | | Total Meetings Attended | |
|---|---|---|---|---|---|---|
| Douglas Ammerman | 6 of 6 | 100 % | 13 of 13 | 100 % | 19 of 19 | 100 % |
| Martin à Porta | 6 of 6 | 100 % | 9 of 9 | 100 % | 15 of 15 | 100 % |
| Shelley Brown | 6 of 6 | 100 % | 4 of 4 | 100 % | 10 of 10 | 100 % |
| Angeline Chen | 6 of 6 | 100 % | 9 of 9 | 100 % | 15 of 15 | 100 % |
| Rick Eng | 6 of 6 | 100 % | 9 of 9 | 100 % | 15 of 15 | 100 % |
| Gord Johnston | 6 of 6 | 100 % | — | — % | 6 of 6 | 100 % |
| Chris Lopez | 6 of 6 | 100 % | 8 of 8 | 100 % | 14 of 14 | 100 % |
| Marie-Lucie Morin | 6 of 6 | 100 % | 9 of 9 | 100 % | 15 of 15 | 100 % |
| Celina Wang Doka | 6 of 6 | 100 % | 8 of 8 | 100 % | 14 of 14 | 100 % |

Management Information Circular
March 19, 2026
18
Stantec Inc.

Director Independence The board has determined that all director nominees, except Mr. Johnston, are independent within the meaning of applicable Canadian securities laws. Mr. Johnston, as president & CEO of Stantec, is not considered independent. Reason for Non - Independence Non - Independent Independent Director Nominee Douglas Ammerman Martin à Porta Shelley Brown Angeline Chen Rick Eng President & CEO of the Company Gord Johnston Chris Lopez Marie - Lucie Morin Celina Wang Doka Overlapping Board Memberships The table below indicates which directors serve on the same board and committees of another reporting issuer. Our view is that these interlocking directorships do not adversely impact the effectiveness of these directors on our board. Company Director Interlocking Committee Memberships F&G Annuities & Life, Inc. (NYSE – FG) Douglas Ammerman Celina Wang Doka Audit Committee (chair) Audit Committee (member) Management Information Circular March 19, 2026 19 Stantec Inc.

Management Information Circular March 19, 2026 20 Stantec Inc. Director Compensation Our directors play a central role in enhancing shareholder value. Because of this, our director compensation program is designed to attract and retain highly qualified people to serve on our board and takes into account the risks and responsibilities of being a director. The program is also designed to align the interests of our directors with those of our shareholders and to discourage inappropriate risk - taking. Our philosophy is to align compensation with the median compensation of directors for our compensation peer group (disclosed on page 44 of this Circular). The Corporate Governance and Compensation Committee of our board is responsible for reviewing and making recommendations to the board regarding board compensation matters. The committee regularly reviews our director compensation program and recommends to the board any adjustments it considers necessary and appropriate to remain competitive with director compensation trends for firms of similar size and complexity to Stantec. The design of our director compensation program remained the same in 2025 as in 2024. Our non - management directors' compensation is based on a fixed annual retainer with no additional "per meeting" fees, reflecting best practice in corporate governance. In the board's view, directors should be paid for their oversight and judgment, as required by the role, and meeting attendance is a minimum requirement of directors. The table below shows the annual retainers for the year ended December 31, 2025 for all non - management directors. Annual Retainer (CA$) (2) Annual Retainer (US$) Director Position (1) 524,063 375,000 Chair of the Board 343,785 246,000 Chair of the Audit and Risk Committee 339,593 243,000 Chair of the Corporate Governance and Compensation Committee 339,593 243,000 Chair of the Sustainability and Safety Committee 314,438 225,000 Director (1) Non - management directors who hold more than one position will receive the higher of the retainer amount corresponding to any of such positions such that no duplicative amount will be paid. (2) All directors are paid in US dollars. The amounts above have been converted to Canadian dollars using an annual average exchange rate of 1.3975. The disclosure below reflects our director compensation program for 2025. Gord Johnston, Stantec’s president & CEO, does not receive any additional compensation for his service as a director; his compensation is fully earned as president & CEO of Stantec. Don Lowry retired as a director on January 31, 2025. Because Mr. Lowry served as a director for part of 2025, information concerning him is provided below. Components of Compensation By default, one - third (or 33%) of our non - management director compensation is cash - based, while the remaining two - thirds (67%) is equity - based. Directors may, however, elect to receive up to 100% of their remuneration in equity - based compensation (thus redirecting their annual cash retainer to DSUs or purchasing common shares of Stantec on the Toronto Stock Exchange). Directors who have not met their share ownership requirements must direct at least two - thirds of their annual compensation towards acquiring equity in the Company (in the form of DSUs or common shares). Directors who have met or exceeded their equity ownership requirements are permitted to reduce the weighting of their equity - based compensation to 30% (thus increasing the cash component of their pay).

### Cash- vs. Equity-Based Compensation – Director Elections for 2025

A summary of the election made by each of our non-management directors with respect to the weighting of their cash- vs. equity-based compensation follows:

| Director | Cash-based Compensation | Cash-based Compensation | | Equity-based Compensation | Equity-based Compensation | |
|---|---|---|---|---|---|---|
| | (% weighting) | (US$) | (CA$)[1] | (% weighting) | (US$) | (CA$)[1] |
| Douglas Ammerman | 0 % | — | — | 100 % | 375,000 | 524,063 |
| Martin à Porta[2] | 0 % | — | — | 100 % | 243,000 | 339,593 |
| Shelley Brown[2] | 40 % | 111,000 | 155,122 | 60 % | 135,000 | 188,663 |
| Angeline Chen | 0 % | — | — | 100 % | 225,000 | 314,438 |
| Rick Eng | 0 % | — | — | 100 % | 225,000 | 314,438 |
| Chris Lopez | 0 % | — | — | 100 % | 225,000 | 314,438 |
| Don Lowry[2] | 33 % | 18,563 | 25,941 | 67 % | 42,188 | 58,957 |
| Marie-Lucie Morin[2] | 40 % | 108,000 | 150,930 | 60 % | 135,000 | 188,663 |
| Celina Wang Doka | 33 % | 74,250 | 103,764 | 67 % | 150,750 | 210,673 |

(1) All directors are paid in US dollars. The amounts above have been converted to Canadian dollars using an annual average exchange rate of 1.3975.

(2) Ms. Brown and Ms. Morin received an additional US$21,000 (CA$29,348) and US$18,000 (CA$25,155), respectively, for chairing the Audit and Risk Committee and Corporate Governance and Compensation Committee. Mr. Lowry received an additional US$4,500 (CA$6,289) for chairing the Sustainability and Safety Committee in January 2025; Mr. à Porta received an additional US$18,000 (CA$25,155) for chairing the Sustainability and Safety Committee for the remainder of the year. Ms. Brown and Ms. Morin elected to receive their chair retainers in cash; Mr. Lowry and Mr. à Porta elected to receive their chair retainers in DSUs. These values are reflected in the *Directors' Total Compensation for 2025* table (see page 24 of this Circular).

#### Equity-Based Compensation

For the equity-based component of our director compensation, our non-management directors elect to receive either common shares (purchased on the Toronto Stock Exchange) or deferred share units (DSUs). In 2025, Mr. Ammerman, Ms. Brown, and Ms. Morin elected to receive their equity-based compensation in the form of common shares. All other non-management directors elected to receive their equity-based compensation in the form of DSUs.

#### Director DSU Plan

Each DSU has the same value on the grant date as one of our common shares; however, DSUs carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. DSUs vest on issuance and are settled and paid out in cash upon a director's death or retirement from Stantec. Each DSU is valued on payout at the weighted-by-volume average of the closing market price of our common shares for the last 10 trading days of the month of the death or retirement of the director.

DSUs are granted on the first day of each quarter, and once granted, the number of DSUs is not adjusted, even if the director dies or retires in the quarter to which a grant of DSUs relates. The number held by directors and the number that directors are entitled to receive are appropriately adjusted for changes in our outstanding common shares that occur because of any stock split, consolidation, or other corporate change. DSUs have associated dividend equivalent rights and, therefore, accumulate additional units equal to the value of dividends paid on Stantec's common shares over the life of the units.

#### Other Compensation

Our directors are reimbursed for their reasonable out-of-pocket expenses to travel to meetings. They do not receive stock options or any other benefits or perquisites related to their service on our board. On retirement or resignation from the board, a director is not entitled to and does not receive any form of retirement compensation. The only payment received by a director is the earned value of his or her DSUs.

Management Information Circular
March 19, 2026 21 Stantec Inc.

# Director Nominee Equity Ownership

To align the interests of our directors with those of our shareholders, each non-management director is required to own a certain value in Stantec common shares or DSUs. In accordance with Stantec's Director Equity Ownership Policy, each non-management director is required to hold at least $750,000 in equity within five years of his or her appointment to the board. The chair of the board is required to hold at least $1,500,000 in equity.

Directors may not purchase financial instruments to hedge or offset a decrease in the market value of shares held for the purpose of Stantec's Director Equity Ownership Policy. As the president & CEO of Stantec, Gord Johnston is required to comply with the CEO Share Ownership Policy (disclosed on page 55 of this Circular).

The following table provides information about the number and value of common shares and DSUs owned by our non-management director nominees on December 31, 2025. The value of each Stantec common share is based on the closing price of $129.52 on December 31, 2025. The value of each DSU is $129.59 (the volume-weighted average trading price of Stantec common shares for the last 10 trading days up to and including December 31, 2025).

| Director[(1)] | Number of Stantec Shares Owned, Controlled, or Directed | Value of Stantec Shares Owned, Controlled, or Directed ($) | Total DSUs | Value of DSUs Held ($) | Total Value of Stantec Shares Owned, Controlled, or Directed, and DSUs (Total at Risk)($) | Meeting Requirement? |
|---|---|---|---|---|---|---|
| Douglas Ammerman | 40,800 | 5,284,416 | 69,355 | 8,987,714 | 14,272,130 | Yes |
| Martin à Porta | 10,400 | 1,347,008 | 17,630 | 2,284,672 | 3,631,680 | Yes |
| Shelley Brown | 6,383 | 826,726 | 15,441 | 2,000,999 | 2,827,725 | Yes |
| Angeline Chen | — | — | 7,023 | 910,111 | 910,111 | Yes |
| Rick Eng | — | — | 2,440 | 316,200 | 316,200 | In Progress[(2)] |
| Chris Lopez | — | — | 2,440 | 316,200 | 316,200 | In Progress[(2)] |
| Marie-Lucie Morin | 735 | 95,197 | 35,589 | 4,611,979 | 4,707,176 | Yes |
| Celina Wang Doka | — | — | 6,263 | 811,622 | 811,622 | Yes |

(1) As the president & CEO, Gord Johnston is required to comply with the CEO Share Ownership Requirement (see page 55 of this Circular).

(2) Mr. Eng and Mr. Lopez, both appointed to the board on January 1, 2025, have until January 1, 2030 to meet the equity ownership requirements of the Director Equity Ownership Policy.

Management Information Circular
March 19, 2026 22 Stantec Inc.

Management Information Circular March 19, 2026 23 Stantec Inc. Incentive Plan Awards — Value Vested or Earned during the Year The following table summarizes the value of all share - based compensation earned by each non - management director during the fiscal year ended December 31, 2025. Non - Equity Incentive Plan Compensation Value Earned during the Year ($) Share - Based Awards — Value Vested during the Year ($) (1) Option - Based Awards — Value Vested during the Year ($) Name — 585,199 — Douglas Ammerman — 353,790 — Martin à Porta — 202,275 — Shelley Brown — 319,385 — Angeline Chen — 315,345 — Rick Eng — 315,345 — Chris Lopez — 71,765 — Don Lowry — 220,035 — Marie - Lucie Morin — 215,361 — Celina Wang Doka (1) Represents the value of DSUs that have vested during the year. DSUs vest upon issuance but do not pay out until a director's death or retirement from the board. The value of DSUs is based on the grant date fair value of the share units. DSUs are paid quarterly. The amounts shown in this column include dividend equivalent rights earned during 2025 on each director's total DSU holdings. Incentive Plan Awards — Outstanding Share - Based Awards for Director Nominees Listed below are the total outstanding share - based awards held by each of our non - management director nominees as of December 31, 2025. Market or Payout Number of Shares or Market or Payout Number of Shares or Director (1) Value of Vested Units of Shares That Value of Share - Based Units of Shares That Share - Based Have Vested (#) (2) Awards That Have Not Have Not Vested (#) Awards Not Paid Vested ($) Out or Distributed ($) (3) 8,987,714 69,355 — — Douglas Ammerman 2,284,672 17,630 — — Martin à Porta 2,000,999 15,441 — — Shelley Brown 910,111 7,023 — — Angeline Chen 316,200 2,440 — — Rick Eng 316,200 2,440 — — Chris Lopez 4,611,979 35,589 — — Marie - Lucie Morin 811,622 6,263 — — Celina Wang Doka (1) Our non - management directors do not receive any form of option - based awards . (2) Represents DSUs held by each director . (3) The volume weighted average price of Stantec shares for the last 10 trading days of 2025 ( $ 129 . 59 ) was used to calculate the aggregate value . The number of DSUs has been rounded down to the closest whole unit for this table ; however, payout value is calculated using the unrounded number .

## Directors' Total Compensation for 2025

The table below summarizes our non-management directors' compensation for the fiscal year ended December 31, 2025:

| Director | Cash Fees Earned ($)[1] | Share-based Awards ($)[2] | Option-based Awards ($) | Non-equity Incentive Plan Compensation ($) | Pension Value ($) | All Other Compensation ($)[3] | Total ($) |
|---|---|---|---|---|---|---|---|
| Douglas Ammerman | — | 524,063 | — | — | — | 61,136 | 585,199 |
| Martin à Porta | — | 339,593 | — | — | — | 14,197 | 353,790 |
| Shelley Brown | 155,122 | 188,663 | — | — | — | 13,612 | 357,397 |
| Angeline Chen | — | 314,438 | — | — | — | 4,947 | 319,385 |
| Rick Eng | — | 314,438 | — | — | — | 907 | 315,345 |
| Chris Lopez | — | 314,438 | — | — | — | 907 | 315,345 |
| Don Lowry | 25,941 | 58,957 | — | — | — | 12,808 | 97,706 |
| Marie-Lucie Morin | 150,930 | 188,663 | — | — | — | 31,372 | 370,965 |
| Celina Wang Doka | 103,764 | 210,673 | — | — | — | 4,688 | 319,125 |

(1) Annual cash retainers are paid in US dollars. The amounts above have been converted to Canadian dollars using an annual average exchange rate of 1.3975.

(2) Directors' DSUs granted in the 2025 calendar year are valued using the fair value at the grant date for each of the four allotments issued in 2025.

(3) Represents the value of dividend equivalent rights earned on each director's total DSU holdings in 2025.

Management Information Circular
March 19, 2026

24

Stantec Inc.

Management Information Circular March 19, 2026 25 Stantec Inc. Statement of Corporate Governance Practices One core value at Stantec is We Do What is Right. We embrace the highest standards of personal and professional integrity. Our ideals are those shared by all good companies — sound governance, transparent accounting, and long - term shareholder value. These high standards reflect not only the legal and regulatory requirements of corporate governance but also existing and emerging practices. Information about the corporate governance practices that support our board’s mandate is provided below. The policies and position descriptions noted — including our Code of Business Conduct and our Corporate Governance Guidelines — are available on our website at stantec.com, or you may contact us for a free copy of the policies or guidelines. The Code of Business Conduct is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov. Ethical Business Conduct The board has adopted a comprehensive Code of Business Conduct (the “Code”) that provides a framework for our directors, officers, and employees to support ethical decision making and to protect the Company’s reputation and the integrity of its services. All Stantec employees must certify at least annually that they have read and understand the Code. The Corporate Governance and Compensation Committee reviews the Code at least annually to ensure it complies with all legal requirements and aligns with best practices. If amendments are needed, recommendations are made to the board for approval. The board believes that providing a forum for employees to raise concerns about ethical conduct and treating all complaints seriously fosters a culture of ethical conduct at Stantec. Our Code outlines procedures for reporting and investigating observations and concerns raised by Stantec employees. We closely monitor compliance with our Code. Officers, employees, interested parties, and members of the public can report concerns regarding breaches of the Code through our Integrity Hotline, which is managed by an independent third party. Complaints can be submitted by telephone, online, or mail. All complaints are kept confidential, and requests for anonymity are respected to the extent possible. Copies of all complaints are reviewed by the chairs of the Audit and Risk Committee and the Sustainability and Safety Committee. A quarterly report, presented to both committees, summarizes the status of any active investigations of complaints and the resolution of all complaints made through the Integrity Hotline. The board believes that having directors exercise independent judgment when considering transactions and agreements is vital. At any board meeting, if a director or executive officer has a material interest in a matter being considered, he or she will not be present for discussions relating to the matter and will not participate in any vote on the matter. Timely Communication Stantec is committed to providing timely, accurate, and balanced disclosure of material information consistent with legal and regulatory requirements. Materiality to us means that an event or information would reasonably be expected to have a significant effect on the price or value of Stantec’s shares. The Company will disclose both positive and negative information — in keeping with the rules of the TSX and NYSE and applicable securities laws — on a timely basis, except when confidentiality issues require a delay. The Company has established a Disclosure Committee to support the CEO and CFO in identifying material information, to determine how and when to disclose it, and to ensure that all material disclosures comply with relevant securities legislation. The Disclosure Committee meets to review and evaluate other disclosures and potential disclosures before the release of our regular quarterly and annual disclosure documents and when requested by the CEO or CFO. Differences between TSX and NYSE Rules As a Canadian reporting issuer on the TSX and NYSE, Stantec ensures that its corporate governance practices meet or, in some cases, exceed, legal and regulatory requirements. As a foreign private issuer under US securities laws, we are not required to comply with many of the NYSE corporate governance listing standards; however, our governance practices do comply with them in all material respects except those noted below.

Management Information Circular March 19, 2026 26 Stantec Inc. Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material amendments to them, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market (subject to a few limited exceptions). TSX rules require shareholder approval of security - based compensation arrangements only for arrangements that involve the delivery of newly issued securities. TSX rules require shareholder approval of security - based compensation plans when they are first introduced and thereafter as follows: • Every three years for all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum, or • At the time of and for any amendment to the arrangements (unless the amendment relates to an arrangement previously approved by shareholders and includes specific authority for certain TSX - specified types of amendments) Stock purchase plans — in which securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities — are not subject to the shareholder approval requirement under TSX rules; however, shareholder approval is required under NYSE rules. We comply with the TSX rules. Composition of Our Board Director nominees put forward for election to our board of directors are recommended based on their relevant expertise and experience, their ability to exercise thoughtful, independent judgment when serving as a board member, and their alignment with our adherence to best practices in good corporate governance. We assess these skills and qualities while considering the Company’s current affairs and needs. The following subsections describe how we reached our slate of qualified nominees for our 2026 board of directors. Independence of Directors Our Corporate Governance Guidelines mandate that our board have a majority of independent directors. Further, all members of the board’s Audit and Risk Committee and Corporate Governance and Compensation Committee must be independent. The Sustainability and Safety Committee may include both independent and non - independent directors. The board has determined that all director nominees, except Mr. Johnston, are independent within the meaning of applicable Canadian securities laws because they do not have any material direct or indirect relationship with Stantec that, in the view of the board, could reasonably be expected to interfere with the exercise of their independent judgment. Mr. Johnston, as president & CEO, is not considered independent. The board’s policy states that the independent directors must meet without management and non - independent directors present following every regularly scheduled and ad - hoc board and board committee meeting. In 2025, the independent directors met without management following all meetings of the board and its committees. Identifying Nominees to the Board The Corporate Governance and Compensation Committee is responsible for identifying and recommending any suitable director candidates to the board. As part of fulfilling this mandate, the committee maintains an evergreen list of potential suitable candidates. Current directors are regularly asked to provide names of potential candidates, and the committee has the authority to engage outside advisors to help identify them. The director evergreen list is reviewed and updated by the committee at least annually. The committee manages succession planning for each board member and for board and committee chairs. Succession plans are reviewed annually. When succession planning and maintaining the director evergreen list, the committee considers the following: • The competencies and skills of the board as a whole • The skills of current board members in tandem with their anticipated length of service left on the board • Any gaps in the competencies, diversity and skills of the current board that need to be addressed • Additional skills that could be beneficial, considering the opportunities and risks our Company faces

Management Information Circular March 19, 2026 27 Stantec Inc. Candidates are screened to ensure they are financially literate; can be accountable, think strategically, and work effectively in a team; and have integrity, excellent communication skills, and relevant experience. The successful candidate must be able to attend all board meetings and come prepared to make an informed, productive contribution. A Fair & Inclusive Culture At Stantec, our commitment to creating a fair and inclusive culture at all levels of the Company is critical to our success because it allows us to attract, develop, and retain top talent while making a meaningful impact in the communities we serve . Stantec’s approach to building a fair and inclusive culture was developed based on leadership advocacy, employee input, and industry best practices. We prioritize creating a work environment where everyone is treated fairly, respectfully, and has an equal opportunity to succeed. Stantec maintains a written merit - based Board and Executive Composition Policy. This policy confirms our commitment to hire the most qualified candidates for board and senior management roles, but also recognizes the benefits of building a diverse leadership team. The board believes that diversity is important as a supplement to merit because it produces a range of perspectives, experience, and expertise that results in effective stewardship. Further, a board promotes better corporate governance when it has highly qualified directors and senior managers who come from different backgrounds and who reflect the changing demographics of our communities and our Company’s evolving client and employee base. Representation of women, Indigenous Peoples, persons with disabilities, and members of visible minorities (each a "Designated Group") on the board and in senior management is important to the Company’s access and belonging aspirations, but the board does not believe that quotas or a set formulaic approach results in identifying and selecting the best candidates. While the Company has not established fixed targets for the representation of Designated Groups on the board or in senior management, we are committed to tracking inclusion metrics in our organization. To support the Company’s objectives when identifying, considering, and selecting candidates for election or re - election to the board and for senior management roles, the Corporate Governance and Compensation Committee considers the following: • Merit — the committee ensures candidates are highly qualified based on their experience, functional expertise, and personal skills and abilities. • Diversity — including gender, age, ethnicity, disability, Indigenous status, and geographical background — of the existing directors of the board, senior management, and potential nominees. • The level of representation of Designated Groups on the board and in senior management positions. When sourcing candidates — internally or externally using a recruitment firm — the committee ensures that the candidates considered include highly qualified members from one or more Designated Groups. In 2026, four of nine (44%) of our board nominees are women. Three nominees, Angeline Chen, Rick Eng and Celina Wang Doka, are members of a visible minority (representing 33% of our board). No nominees are Indigenous Peoples or persons with disabilities (as defined under applicable Canadian corporate law). Four of ten (40%) of our C - Suite are women and one of ten (10%) is a visible minority. None are Indigenous Peoples or persons with disabilities. For the year ended December 31, 2025, two of the Company’s five Named Executive Officers (NEOs) are women: Susan Reisbord is Stantec's COO (North America) and Catherine Schefer is Stantec’s COO (Global).

Director Competencies Matrix To assist in the board nomination process, the Corporate Governance and Compensation Committee maintains an up - to - date matrix of competencies. Annually, each director assesses his or her own expertise in the competencies listed in the matrix and advises the committee of any additional areas of expertise. This matrix is also used to evaluate potential board candidates and is reviewed annually by the committee. The following competency matrix outlines our director nominees’ current and relevant expertise, plus their location, gender, and tenure on Stantec’s board of directors. The average tenure of service on the board as at December 31, 2025 was 6 years. Management Information Circular March 19, 2026 28 Stantec Inc.

Management Information Circular March 19, 2026 29 Stantec Inc. Board of Directors Information Role and Duties of the Board of Directors Mandate of the Board Stantec’s Corporate Governance Guidelines contain principles pursuant to which the board governs the Company’s business. The board is responsible for the stewardship of our Company. To carry out this role, the board oversees the conduct, direction, and results of the business. In turn, management is mandated to conduct the day - to - day business and affairs of Stantec and is responsible for implementing the board’s strategies, goals, and directions. The board and its members act in the best interests of our Company at all times, and the board’s actions reflect its responsibility to establish the appropriate ethical standards and proper business practices expected at Stantec. The board approves all matters expressly required under the Canada Business Corporations Act , other applicable legislation, and our articles and by - laws. Position Descriptions The board has developed written position descriptions for the CEO, and chairs of the board, Audit and Risk Committee, Corporate Governance and Compensation Committee, and Sustainability and Safety Committee. Position descriptions are reviewed annually by the Corporate Governance and Compensation Committee and updated as required. They can be found in our Corporate Governance Guidelines on our website at stantec.com. Independent Chairs Our board is led by a non - executive, independent chair. The chair provides leadership and enhances our board’s effectiveness by ensuring relationships between the board, management, shareholders, and other interested parties are effective, efficient, and further the best interests of the Company. We believe that separating the positions of CEO and chair helps the board function independently of management. Our Audit and Risk Committee, Corporate Governance and Compensation Committee, and Sustainability and Safety Committee chairs are also independent. Oversight of Strategic Planning The board has ultimate oversight of strategic planning at Stantec. Stantec’s strategic planning process consists of three - year cycles between comprehensive strategic review years and interim implementation and execution years. In a comprehensive planning year, the long - range (three - year) plan is developed. In interim years, the planning cycle focuses on implementation and execution of the long - range plan. Stantec’s three - year (2024 – 2026) Strategic Plan (the “Plan”) was publicly released on December 5, 2023. Accordingly, 2025 was the second year of execution and implementation. In August 2025, the board and management reviewed and assessed the results of the second year of the strategic planning cycle. The board — having a responsibility to monitor management’s progress in implementing the Strategic Plan — focused its attention on the execution of established objectives in the Plan and the impact of macro - economic and market factors and other key global trends and dynamics on the Company’s strategy and long - term forecasts. The Strategic Plan is kept live and current throughout the year by continually tracking market and performance trends and regularly reviewing the effectiveness of progress in implementation. Corporate performance relative to the Plan is reported to the board on a quarterly basis. Enterprise Risk Management The board provides oversight and carries out its risk management mandate primarily through the Audit and Risk Committee. Although not involved in day - to - day risk management activities, this committee provides strategic direction and ensures that the Company has an appropriate enterprise risk management system that allows management to bring the Company’s risks to the board’s attention.

Management Information Circular March 19, 2026 30 Stantec Inc. The Audit and Risk Committee oversees the development and evolution of: • Appropriate methods to identify, evaluate, mitigate, and report the principal risks inherent to the Company’s business and strategic direction • Systems, policies, and practices appropriate to address our principal risks • The Company’s risk appetite, risk tolerance, and risk retention philosophy The Company strategically manages risk through its Enterprise Risk Management program, which is based on the ISO 31000:2018 Risk Management Standard, and consists of a formal, continual process to identify, analyze, evaluate, respond, monitor, and report enterprise - level risks. Our risk profile is reviewed quarterly by key members of our Executive Leadership Team and the Audit and Risk Committee, and a comprehensive risk report is presented to the board annually. Quarterly reports outlining changes in principal risks, mitigation strategies, and any emerging risks are provided to the Audit and Risk Committee. In addition to the Audit and Risk Committee, two other board committees have roles in risk management: • The Sustainability and Safety Committee focuses on health, safety, and environmental risks, as well as climate - related risks and the transition to a sustainable, net - zero economy • The Corporate Governance and Compensation Committee ensures that management maintains policies to support an effective compliance, integrity, and ethics program. It also oversees Stantec’s executive compensation program to ensure that our payment structure encourages profitable decisions, but not undue risk taking In addition, the board as a whole receives a formal risk assessment for: • Each proposed acquisition within Stantec’s core markets with an enterprise value in excess of $150 million, or outside of core markets with an enterprise value in excess of $100 million • Any acquisition, regardless of enterprise value, with atypical risks compared to the Company’s current service and business model Executive Leadership Succession Planning The Corporate Governance and Compensation Committee oversees executive leadership succession planning, particularly for the CEO. Succession planning for the remaining members of the Executive Leadership Team is primarily a CEO function. As mandated by the board, the Corporate Governance and Compensation Committee oversees the CEO’s succession planning strategy for executive management. Each quarter, the CEO submits to the committee a report about critical and long - term succession planning measures for the CEO and other key leadership positions at Stantec. At every in - person meeting, the board hears presentations from and meets with key employees who are potential successor candidates for executive positions. After each meeting, the committee and board meet in - camera without the CEO present to discuss and evaluate the CEO and executive leadership succession plans. Serving on Our Board Orientation The Corporate Governance and Compensation Committee is responsible for the orientation program for all new directors; the chair of the committee reviews the program when each new director is appointed. New board members receive a comprehensive orientation manual that includes the following: • Corporate by - laws and all board - approved Company policies, including our Code of Business Conduct and Insider Trading Prohibition Policy • Summaries of key Company programs and practices that are in place to manage the board’s governance and stewardship responsibilities • Terms of Reference for each board committee • Biographies of all board members and members of management — including senior management team members — who regularly interact with the board • Copies of the previous year’s meeting minutes, committee work plans, annual disclosure documents, and Strategic Plan

Management Information Circular March 19, 2026 31 Stantec Inc. • An overview of the Company’s services and business model • Other materials that the Corporate Governance and Compensation Committee deems appropriate Before their first board meeting, new board members meet with the following members of management for a comprehensive orientation session: • The CEO, CFO, corporate secretary and general counsel, and associate general counsel to learn about our business and Strategic Plan, acquisition program, and risk management strategies, as well as their legal duties and obligations as directors of Stantec • The chair of the board and, when appropriate, other directors before their first board meeting to learn about their role on the board and to ask questions about what is expected of board members at Stantec Continuing Education The Corporate Governance and Compensation Committee ensures that an appropriate and robust continuing education program is in place for directors of the board. This program gives directors timely access to information about our business and the risks facing the Company and our industry. The committee discusses the continuing education program quarterly and focuses on prevailing topics of interest influenced by management, industry, and global dynamics. Topics that are most important to Stantec are then presented on. Management supports the continuing education program by providing directors with updates on developments in the geographic areas where the Company is active, with communications from the CEO to employees, and with any other information that management considers to be of interest to the board. Twice a year, board meetings are held at offices where the Company has a substantial business presence so that the board can interact with regional project managers and local leaders. Directors are encouraged to attend seminars, conferences, and other continuing education programs to help them stay current on relevant issues such as corporate governance, corporate ethics, and financial and accounting practices. The Company has a director education reimbursement policy in place, and Stantec supports outside director education that is relevant to a director’s continued service on our board. As part of the continuing education program, directors receive at each meeting a quarterly legal and regulatory update that summarizes materials published by major proxy advisory firms and legal and accounting firms, plus other periodicals that are likely to be of interest. Additionally, board members receive various presentations from management and external experts, and the CEO and other members of management routinely inform the board about strategic changes in our industry. Topics presented in 2025 included the following:

| Presentation | Presenter(s) | Attendance |
|---|---|---|
| Australian Infrastructure Market Overview | Adrian Dwyer, Chief Executive Officer of Infrastructure Partnerships Australia<br><br>Jack Bateman, Senior Manager, Policy and Research, ANZIP Lead, Infrastructure Partnerships Australia | Full Board |
| Australia and New Zealand Economic Overview | Paul Bloxham, Chief Economist for Australia, New Zealand and Global Commodities, Managing Director, HSBC | Full Board |
| Management Presentations by Stantec's Business Leaders in Australia and New Zealand | Ralph Fouche, Regional Leader, Australia and New Zealand<br>Ashok Sukumaran, Country Leader, Australia, Stantec | Full Board |
| High-Value Center in Pune, India | Cath Schefer, Executive Vice President, Chief Operating Officer - Global, Stantec<br><br>Ryan Roberts, Executive Vice President, Chief Practice Officer, Stantec | Full Board |
| IT, Innovation, and Digital Realignment | Kenna Fraser, Executive Vice President, Chief Corporate Services Officer, Stantec | Full Board |
| A/E/C Industry Macrotrends and Stantec Market Positioning | Maxim Sytchev, Managing Director, National Bank Financial Inc. | Full Board |
| Macroeconomic Trends in North America | Jeffrey Solomon, President, TD Cowen, and Vice Chair, TD Securities | Full Board |
| Stantec's National Defense Portfolio of Work | Susan Reisbord, Executive Vice President and Chief Operating Officer - North America, Stantec | Full Board |
| Client Presentation on Climate Resiliency and Sustainability in Action | Jennifer Sun, Executive Vice President, Planning, New York City Economic Development Corporation | Sustainability and Safety Committee |
| Strategic Use Cases of Artificial Intelligence | Kenna Fraser, Executive Vice President, Chief Corporate Services Officer, Stantec<br><br>Dave Roberts, Chief Digital Officer, Stantec | Full Board |

**Assessments**

The Corporate Governance and Compensation Committee manages a detailed annual assessment of each director's performance, the contributions of the board committees, and the board's effectiveness as a whole. The purposes of the assessment are to improve the performance of the board and of individual board members, to provide an opportunity for board members to give feedback, and to identify areas where the board could have contributed more. The annual assessment is conducted through a detailed confidential survey developed by the Corporate Governance and Compensation Committee and sent to all board members. Board members are asked to comment on the board's performance as a whole and of individual members (thus a peer review is performed for each individual director).

The office of the general counsel receives completed board surveys in mid-October, then prepares a summary report. Responses are kept confidential to allow directors to be candid when completing them. The survey results and the committee's report and recommendations are presented to and discussed by the board at its November meeting. Board members can identify any concerns during the meeting or confidentially with the chair of the board or the Corporate Governance and Compensation Committee. Completing the detailed and robust assessment of the board and each director in November allows the committee to evaluate who it should recommend to stand for election the following spring.

Management Information Circular
March 19, 2026
32
Stantec Inc.

Management Information Circular March 19, 2026 33 Stantec Inc. In 2025, upon completing the annual assessment process, the board determined that the directors, committees, and board are effective and demonstrated independent judgment when fulfilling their roles and mandates. Overboarding Annually, the Corporate Governance and Compensation Committee assesses our board for any overboarding concerns. When reviewing the number of other public company boards our directors serve on, the Corporate Governance and Compensation Committee follows guidelines published by major proxy advisory firms and the New York Stock Exchange. The Corporate Governance and Compensation Committee considers any director who serves on more than five public company boards to be overboarded. As for members of the Audit and Risk Committee, three audit committee memberships is considered to be a reasonable limit. The board will consider four memberships for Audit and Risk Committee members with demonstrable financial expertise. Exceptions to this limit are considered by the Corporate Governance and Compensation Committee on a case - by - case basis and depend on a director’s attendance record, performance, expertise, and contributions to the board. A director who is an active executive - level employee of another company is expected to serve on no more than two public company boards (including Stantec’s). As noted in his director profile, Mr. Ammerman serves on three public company boards outside of Stantec: Fidelity National Financial, Inc. (NYSE: FNF), F&G Annuities & Life, Inc. (NYSE: FG), and Cannae Holdings, Inc. (NYSE: CNNE). FNF, FG and CNNE are all related boards that involve a substantial degree of overlap and oversight by Mr. Ammerman and William P. Foley II (“Bill Foley”). Bill Foley - led management teams leverage their operational expertise, long - term relationships and industry connections and capital sourcing capabilities in a manner that gains significant efficiencies. Of note: • FG is a majority - owned subsidiary of FNF and a “controlled company” within the meaning of NYSE rules . FNF owns approximately 70 % of FG’s common stock (as at December 31 , 2025 ) and, as a result, retains significant rights with respect to FG’s governance and corporate actions . • CNNE is a split - off of FNF. On November 17, 2017, FNF split - off and contributed a portfolio of companies unrelated to FNF’s primary insurance and real estate operations, which included majority and minority equity interests in a number of entities and certain fixed income investments. Mr. Ammerman’s service on these other boards involves synergies that reduce potential overboarding concerns. Furthermore, Mr. Ammerman is an audit committee financial expert (as such term is defined in the rules and regulations of the U.S. Securities Exchange Commission) and thus brings strong financial acumen to the boards and committees on which he serves. His attendance record at Stantec board meetings has been perfect (100%) and his involvement with other boards has not impacted his ability to make significant and meaningful contributions to Stantec's board. Term Limits and Mechanisms for Board Renewal The Corporate Governance and Compensation Committee is principally responsible for reviewing the composition of the board. In this context, the committee strives to achieve a balance between the need to have a depth of institutional experience from its members on one hand and the need for renewal and new perspectives on the other hand. Stantec's Corporate Governance Guidelines do not impose an arbitrary retirement age limit, but they include a term limit of 15 years (assuming directors are re - elected annually and meet applicable legal requirements). Directors will not stand for re - election once they have reached 15 years of service on the board. Board Succession Planning The Corporate Governance and Compensation Committee maintains a succession planning framework and critical and long - term succession plans for the chairs of the board and committees. Annually, each director is asked to confirm his or her intention to stand for re - election in the coming year and in the next three to five years so that the committee can plan for anticipated vacancies and manage turnover risk.

Management Information Circular March 19, 2026 34 Stantec Inc. Committee Reports Audit and Risk Committee Mandate The Audit and Risk Committee’s mandate is to • Oversee the quality, integrity, and timeliness of Stantec’s financial reporting • Satisfy itself that adequate internal controls exist, including internal control over financial reporting and disclosure controls and procedures • Monitor and review risk management systems, including review and oversight of cybersecurity • Oversee the internal audit function and compliance with legal and regulatory requirements • Review and assess the qualifications, independence, and performance of Stantec’s external auditor Membership of the Committee As of the date of this Circular, the Audit and Risk Committee members are Shelley Brown (chair), Angeline Chen, Rick Eng, Chris Lopez, and Celina Wang Doka. Douglas Ammerman attends all meetings as a non - voting, independent ex - officio member. Angeline Chen and Rick Eng serve on the Corporate Governance and Compensation Committee, and Chris Lopez and Celina Wang Doka serve on the Sustainability and Safety Committee. The board believes that having overlapping committee memberships provides the Audit and Risk Committee with the breadth and transparency to appropriately oversee Stantec’s risk management program. For additional details on the relevant professional qualifications and business experience of each Audit and Risk Committee member, please see the Description of Nominees section of this Circular. Independence of Committee Members Each member of the Audit and Risk Committee is considered “independent” and “financially literate” (as defined under applicable Canadian and US securities laws and exchange rules). Shelley Brown, Rick Eng, Chris Lopez, and Celina Wang Doka are “audit committee financial experts” (as defined under the U.S. Securities and Exchange Commission rules). Key Activities for 2025 The Audit and Risk Committee met four times in 2025. In accordance with its internal work plan and Terms of Reference, the committee completed the following: • Reviewed the annual and interim financial statements, external auditor's reports, management's discussion and analysis, supplemental information, financial news releases, officer certifications and all other disclosure documents containing material audited or unaudited financial information for Stantec • Reviewed reports related to, and monitored the effectiveness of, disclosure controls, systems and procedures and internal controls over financial reporting • Conducted the annual review of PwC, including the engagement partner and audit team, their independence, objectivity and quality of audit work performed, and recommended their reappointment as auditors to the board for approval • Reviewed the planned scope and fees of the external audit engagement, the areas of special emphasis and the materiality thresholds proposed to be employed • Oversaw the internal audit program, including budget, structure, skills, resources, independence, qualifications, and annual risk - based audit plan of the internal audit function • Reviewed and approved the internal audit plan and reviewed periodic reports on internal audit activities and audit results • Reviewed reports and received routine updates on litigation and legislative and regulatory developments • Reviewed reports on treasury and capital - related matters, including dividend recommendations, liquidity position, capital targets and ratios

Management Information Circular March 19, 2026 35 Stantec Inc. • Reviewed Stantec's financing arrangements, including upsizing the Company's revolving credit facility from $800 million to $1.2 billion and completing a private placement offering of $425 million in senior unsecured notes, positioning the Company to capitalize on future growth opportunities • Reviewed reports on the Company's principal and emerging risks, and provided key input into the Company's Enterprise Risk Management framework • Reviewed the Company's risk appetite and approach to leveraging artificial intelligence (AI) tools in a safe, secure, ethical and responsible manner • Oversaw the Company's cybersecurity program and measures the Company takes to protect its data and systems from cybersecurity attacks, including meeting with the Company's Chief Information Officer • Reviewed the Code of Business Conduct and reports submitted through the Company's Integrity Hotline Auditor Oversight Preapproval Policies and Procedures The Audit and Risk Committee must preapprove audit and non - audit services performed by our independent auditor to ensure that providing those services does not impair the auditor’s independence. Unless a type of service to be provided has received general preapproval, it requires specific preapproval by the committee. Any proposed services exceeding preapproved costs also require specific preapproval by the committee. Related Party Transactions The Audit and Risk Committee oversees the Company’s risk management program, inclusive of its business ethics and integrity policies. Among other things, the committee provides oversight of the Company’s comprehensive Code of Business Conduct. Under that policy, directors, officers and employees of Stantec have a duty to be free from the influence of any conflicting interest when representing Stantec. In dealings with current or potential clients, subconsultants, suppliers, contractors, and competitors, directors, officers and employees are required to act in the best interests of Stantec to the exclusion of any personal advantage. In the event a material related party transaction was identified, management would advise the chair of the Audit and Risk Committee, and the related party would be recused from all discussions and negotiations pertaining to the transaction. If the transaction was approved, Stantec would publicly disclose details of the transaction as required by applicable law and regulation. There were no material related party transactions in 2025. In Camera Sessions The Audit and Risk Committee meets privately with each of the external auditor, Chief Audit Executive (internal audit), General Counsel, and Chief Financial Officer after each Audit and Risk Committee meeting without other members of management being present. The board believes this approach provides the committee with an opportunity to discuss sensitive or confidential matters in a routine manner, resulting in an open and candid exchange of information. Additional Information More information about the Audit and Risk Committee, its members, and the Terms of Reference can be found in our Annual Information Form dated February 25, 2026, which is filed on our website at stantec.com, on SEDAR+ at sedarplus.ca, and as an exhibit to our Form 40 - F on EDGAR at sec.gov. You can also contact us for a free copy of the Terms of Reference.

Management Information Circular March 19, 2026 36 Stantec Inc. Corporate Governance and Compensation Committee Mandate The Corporate Governance and Compensation Committee’s mandate is to • Ensure that an appropriate and effective corporate governance system is in place for the board’s overall stewardship responsibility and the discharge of its obligations to the stakeholders of the Company • Propose new nominees to the board, ensure that a continuing education program for the board is in place, and assess the performance of the board, the committees of the board, and individual directors • Review compensation levels of leadership team members and the board, evaluate the performance and compensation of the CEO, and consider succession planning for the board, CEO and other key executives Membership of the Committee The Corporate Governance and Compensation Committee members are Marie - Lucie Morin (chair), Martin à Porta, Angeline Chen, and Rick Eng. Douglas Ammerman attends all committee meetings as a non - voting, independent ex - officio member. Angeline Chen and Rick Eng serve as members of the Audit and Risk Committee, and Martin à Porta and Marie - Lucie Morin serve on the Sustainability and Safety Committee. The board believes that having representation from all committees ensures that the Corporate Governance and Compensation Committee has the skills and experience to appropriately oversee and manage Stantec’s governance and compensation practices. Independence of Committee Members The board has determined that each member of the Corporate Governance and Compensation Committee is “independent” (as defined under applicable Canadian and US securities laws). Key Activities for 2025 The Corporate Governance and Compensation Committee met five times in 2025. In accordance with its internal work plan and Terms of Reference, the committee executed the following key projects during the year: • Conducted a comprehensive benchmarking analysis of Stantec’s executive compensation , and provided oversight and direction on executive compensation matters • Reviewed market data and trends in relation to director compensation, and provided oversight and direction on director compensation matters • Reviewed the Company's board committee structure, ensuring the allocation of responsibilities among committees remains relevant and appropriate for the growth and strategic direction of the Company • Completed a detailed review of the Company's compensation peer group • Reviewed and updated the Company’s corporate governance policies and practices in accordance with regulatory changes and best practices • Facilitated a comprehensive board, committee, and individual director assessment In Camera Sessions The Corporate Governance and Compensation Committee meets privately without management being present after each committee meeting. The board believes this gives the committee an opportunity to discuss governance and compensation - related matters in a manner that is free from management's influence. Additional Information The committee’s Terms of Reference can be found on Stantec’s website at stantec.com, or contact us for a free copy.

Management Information Circular March 19, 2026 37 Stantec Inc. Sustainability and Safety Committee Mandate The Sustainability and Safety Committee’s mandate is to • Oversee Stantec’s framework for managing health, safety, security, and environment risks • Review the Company’s emergency preparedness for response to major safety or security incidents • Oversee the Company’s sustainability program • Monitor and review non - financial risks from the Company’s integrity management program Membership of the Committee The Sustainability and Safety Committee members are Martin à Porta (chair), Chris Lopez, Marie - Lucie Morin, and Celina Wang Doka. Douglas Ammerman attends all meetings as a non - voting, independent ex - officio member. Chris Lopez and Celina Wang Doka serve as members of the Audit and Risk Committee, and Martin à Porta and Marie - Lucie Morin serve on the Corporate Governance and Compensation Committee. The board believes that having representation from all committees ensures that the Sustainability and Safety Committee has the expertise and perspective to provide appropriate oversight to Stantec's sustainability program and the Company's framework to manage health, safety, security, and environment risks. Independence of Committee Members The board has determined that each member of the Sustainability and Safety Committee is “independent” (as defined under applicable Canadian and US securities laws). Key Activities for 2025 The Sustainability and Safety Committee met four times in 2025. In accordance with its internal work plan and Terms of Reference, the committee completed the following: • Reviewed the Company's response plan and overall preparedness in relation to major security incidents, including meeting with the Company's Senior Director, Global Security to assess industry best practices • Oversaw the Company's SaferTogether ® culture and health, safety and security program, including adoption of digital reporting tools • Facilitated a detailed review of environmental, social, and governance (ESG) and sustainability - related reporting regimes including, without limitation, the California Climate Accountability Package and Australian Sustainability Reporting Standards • Oversaw and provided strategic direction relative to the Company's climate - related advisory work • Provided oversight, input and perspective in relation to the Company’s annual Sustainability Report • Reviewed the legislative and regulatory context of health, safety, security, environment, and sustainability matters • Received management presentations that demonstrated Stantec's sustainable engineering practices in action, including ways Stantec is contributing to resilient infrastructure • Monitored and reviewed the Company's progress towards meeting its carbon neutrality pledge and operational net zero commitment • Reviewed the Company’s insurance program and its adequacy relative to health, safety, security and environment risks In Camera Sessions The Sustainability and Safety Committee meets privately without management being present after each committee meeting. The board believes this gives the Sustainability and Safety Committee an opportunity to discuss health, safety, security and environment risks in an objective and independent forum. Additional Information The committee’s Terms of Reference can be found on Stantec’s website at stantec.com, or contact us for a free copy.

Management Information Circular March 19, 2026 38 Stantec Inc. Sustainability Stantec’s Sustainability Program is built on the premise that positive economic results are enabled when we effectively manage ESG concerns across our value chain. We are a United Nations (UN) Global Compact participant, actively support the UN Sustainable Development Goals (SDGs), and are a signatory to the UN Women’s Empowerment Principles. Our annually published Sustainability Report is compliant with GRI (Global Reporting Initiative) and SASB (Sustainability Accounting Standards Board) reporting standards. We are also ensuring readiness to meet International Sustainability Standards Board (ISSB) requirements. Stantec annually discloses climate information to CDP (an ISSB - aligned disclosure) and has been recognized for the past eight years as a climate leader (with an A - score). Stantec has near - term emission reduction targets validated by the Science Based Target initiative and long - term targets accepted by Canada’s Net Zero Challenge. We are operationally carbon neutral (by balancing residual emissions with the purchase of carbon offsets) as an interim step in our journey to net zero. Sustainability is an integral part of Stantec’s corporate culture. The tone is set at the top with our CEO being one of the few leaders in our industry to be Envision certified (a certification program for sustainable infrastructure). Our Executive ESG Committee is chaired by our CFO and includes active participation from five additional members from our C - Suite. The board Sustainability and Safety Committee provides additional oversight, leadership and stewardship of Stantec’s sustainability program with environmental and social matters regularly discussed among the committee. Stantec's global Integrated Management System provides a disciplined and accountable framework that monitors risks and hazards, reduces inefficiencies, maximizes Company resources, and directly supports the implementation of our strategy. The integrated system includes the Environmental Management System and Occupational Health and Safety Management System referenced above as well as a Quality Management System (ISO 9001:2015 - certified), an IT Service Management System (ISO 20000 - 1:2018 - certified), and an Information Security Management System (ISO 27001:2022 - certified). Our sustainability pay link holds Stantec leadership accountable for ESG performance. As noted on page 47 of this Circular, the leadership scorecard for STIP awards includes objectives that hold executives accountable for meeting ESG criteria. Stantec also has a sustainability - linked loan structure connected to our syndicated senior credit facilities that aligns the cost of funding with targets linked to ESG performance indicators. Sustainability is a key component of Stantec’s corporate strategy. We track megatrends — climate change, demographic and social shifts, changing economics, and technology innovations — and have identified a series of key value creators — people, innovation, excellence, and growth. Our three strategic growth initiatives — climate solutions, communities and infrastructure of the future, and future technology — all have a direct connection to climate action and enable Stantec to be our clients’ trusted advisor as we adapt together to a changing world. Operational sustainability initiatives are expected components of corporate activities and project - level sustainability services are offered in every business operating unit and geographic location we serve.

Management Information Circular March 19, 2026 39 Stantec Inc. Shareholder Engagement The board values our shareholders’ perspective and we are committed to a robust shareholder engagement program. Feedback from shareholders on our strategy, operations, corporate governance, executive compensation, and sustainability practices are important considerations in board discussions throughout the year. In 2025, our management and investor relations team met with qualified institutional investment professionals across Canada, the United States and throughout Europe, as well as with our top 20 active investors. Meetings took place both virtually and in person through conferences and non - deal roadshows. We communicate with our shareholders and other stakeholders through various channels, including our: • annual and quarterly reports • management information circular • annual information form • sustainability report • news releases • website (stantec.com) • presentations at industry and investor conferences • individual shareholder meetings and calls Some of our long - standing shareholder engagement practices include: • Hosting four quarterly earnings calls with financial analysts and institutional investors to provide financial and operating results and updates. Conference calls are webcast and include prepared remarks from the executive management team (CEO and CFO) as well as a live question and answer session with registered participants • Holding meetings with shareholders and prospective shareholders, ESG (environment, social, and governance) rating firms, and shareholder advocacy groups (for example, the Canadian Coalition for Good Governance) • Conducting site tours and attending industry conferences with our executive officers in Canada, the United States, and Europe where analysts and investors are in attendance • Maintaining a confidential ethics hotline, direct email to ir@stantec.com, and our website to encourage shareholders and the public to contact us with questions or concerns Shareholders and other stakeholders can also communicate with the board by mail, marking the envelope as confidential (Integrity Hotline, c/o Stantec, Suite 300, 10220 – 103 Avenue NW, Edmonton, AB T5J 0K4). The board strives to respond to all applicable correspondence in a timely matter.

Management Information Circular March 19, 2026 40 Stantec Inc. Executive Compensation Overview Performance and Compensation Summary Below are the Company’s key performance highlights from 2025 and their relationship to our executive pay, as well as risk management features that relate to our executive compensation program. Our Performance in 2025 In 2025, the second year of Stantec’s 2024 - 2026 Strategic Plan, the Company exceeded many of the business goals set for it, resulting in a tremendously positive year. Around the globe, Stantec’s team continued to address the world’s greatest challenges. We supported the transition to clean energy, designing facilities for pumped storage and hydrogen fueling. We improved water resilience, and furthered research and innovation for this vital resource. We helped communities improve critical infrastructure like hospitals, roads and schools. We employed nature - based solutions to protect ecosystems. And we deepened our expertise with digital consulting and solutions like Stantec Beacon, which automates solar farm design and reduces environmental impact. Through it all, our success was made possible by our talented team of problem - solvers, creative thinkers and design professionals who collaborated across the globe, redefining what is possible for the communities and clients we serve. Below are specific achievements and strategic activities in 2025 that contributed to our financial performance and overall positive results: • Record performance. Stantec closed 2025 with diluted earnings per share of $4.20 and adjusted diluted earnings per share of $5.30, each an all - time high and 32.5% and 19.9% increases, respectively, compared to 2024 results. Supported by strong project execution and solid progression along our 2024 - 2026 Strategic Plan, net income increased 32.6%, or $117.9 million, to $479.4 million on a year - over - year basis. On an adjusted basis, net income increased 19.8%, or $100.1 million, to $604.4 million, representing 9.3% of net revenue. • Strong backlog. Stantec closed 2025 with $8.6 billion in contract backlog, an increase of 9.5% from December 31, 2024. Our diversified business model provided robust means for generating new opportunities, with notable growth in our Buildings and Water businesses and Global operating unit. • Growth through acquisition. Stantec continued to be disciplined in our capital allocation strategy by prioritizing the deployment of capital towards investments in strategic acquisitions. We completed the acquisitions of Ryan Hanley, Cosgroves, and Page, which added 1,640 employees to our organization and expanded our North America and Global footprints. Through strong free cash flow generation and growth in adjusted EBITDA – which increased 68.8% and 16.7%, respectively, compared to 2024 – we successfully financed these strategic acquisitions while maintaining our net debt to adjusted EBITDA ratio at 1.3 (within our stated internal range of 1.0x to 2.0x). • Real Estate Optimization. We exceeded our Strategic Plan's real estate optimization objective to reduce our footprint by 10% and drive per share savings of $0.10. Our real estate footprint reduction was 11% and we recognized cumulative adjusted EPS savings of $0.17 relative to our 2023 baseline. • Sustainability leadership. Stantec maintained its leadership position in sustainable engineering, architectural, planning, and environmental services, delivering innovative solutions to enhance the resiliency of the communities and clients we serve. In recognition of our efforts, we were placed among TIME's list of the World's 500 Most Sustainable Companies and were ranked third on Investor's Business Daily's 50 Most Sustainable Companies for 2025. For more information about the Company’s performance in 2025 , we invite you to review our 2025 Annual Report, available on our website at stantec . com, on SEDAR+ at sedarplus . ca, and on EDGAR at sec . gov . The Definitions section and Reconciliation of Non - IFRS Financial Measures of that report are hereby incorporated by reference .

Key Highlights of Executive Compensation for 2025 At Stantec, our executive compensation program is designed to align pay - with - performance, attract and retain key talent, and create long - term, sustainable value for shareholders. Our pay is aligned with performance primarily through our short - and long - term incentive plans (STIP and LTIP). We reward behavior that achieves the goals set by our Strategic Plan and, in turn, generates solid returns for shareholders. In 2025, our compensation philosophy largely remained the same as prior years. We set ambitious STIP targets at the start of the year that were intended to cover areas of financial and strategic importance for Stantec. Our team met, and in many cases exceeded, these targets. As a result, our executives were rewarded for their performance. Using the Company's annual leadership scorecard (described in further detail on page 47 of this Circular), our Named Executive Officers earned a range of 155% to 190% of their target annual STIP in 2025. This payout level reflects our executives' excellent performance in 2025, aligning their personal success with the success of the Company. In 2025, Stantec delivered record setting earnings. As a result, the outlook on our LTIP is strong with payouts highly correlated to the creation of shareholder value. The three - year performance conditions set for our performance share units (PSUs) awarded in 2022, which paid out in 2025, were met at 107.5% of target. PSUs awarded in 2023 (which pay out in 2026) are tracking at 124.0% of target. As such, our LTIP is providing strong retentive value for the executives who are principally responsible for driving strong shareholder returns. Effective Risk Management Features To create long - term shareholder value and mitigate risk, we incorporate various other measures into our executive compensation program. We do the following: • Offer an appropriate mix of fixed and at - risk compensation • Set predetermined minimum and maximum payout limits on our short - and long - term performance - based incentives, which include performance targets that encourage profitable decisions, but not undue risk - taking • Require each executive to own three times and our CEO to own five times his or her base salary in Stantec equity • Require our CEO to retain Stantec shares for one year following his retirement from the Company • Prohibit all employees from speculating in the securities of the Company or purchasing financial instruments that are designed to hedge or offset a decrease in the value of equity securities of the Company • Commit to the principle that compensation paid to our executives based on financial information that has since been restated should be returned, as outlined in our Executive Compensation Clawback Policy Shareholder Engagement At our 2025 annual general meeting of shareholders, we invited you to cast your vote on our executive compensation practices. Of the votes cast, 94.77% were “For” our approach to executive compensation. The Corporate Governance and Compensation Committee continually assesses and modifies, as appropriate, our executive compensation program to ensure it effectively meets our compensation objectives, is clearly understood and supported by our shareholders, and aligns with executive compensation best practices. We welcome feedback from shareholders on all aspects of our compensation program. You are invited to contact us regarding executive compensation and to take advantage of your “say on pay” again in 2026. Douglas K. Ammerman, Chair Board of Directors Management Information Circular March 19, 2026 41 Stantec Inc. Marie - Lucie Morin, Chair Corporate Governance and Compensation Committee

Compensation Discussion and Analysis Named Executive Officers This Compensation Discussion and Analysis ("CD&A") describes our executive compensation policies and program for 2025 and focuses on the following Named Executive Officers (they appear in the Summary Compensation Table for Named Executive Officers on page 57 ) . Name Position Title in 2025 Gord Johnston President and Chief Executive Officer (CEO) Vito Culmone Executive Vice President and Chief Financial Officer (CFO) Susan Reisbord Executive Vice President and Chief Operating Officer - North America (COO - North America) Cath Schefer Executive Vice President and Chief Operating Officer - Global (COO - Global) John Take Executive Vice President and Chief Growth and Innovation Officer (CGIO) Compensation Strategy At Stantec, we put people first. Our compensation strategy ensures we have the right compensation plans in place to attract and retain the people we need to carry out our business goals and objectives. Our compensation program is designed to: • Support our overall Strategic Plan, including our sustainability goals • Align our executives’ personal success with the Company’s success • Align with both governance and industry best practices • Align with our stated risk appetite and encourage prudent risk taking at the executive level • Keep us competitive for attracting, motivating and retaining top talent • Have a total cost that is appropriate for the size and structure of our business Our compensation objectives — designed to support this compensation strategy — establish a transparent link between pay and performance and clearly define performance and accountability at Stantec. Our compensation objectives follow: • Target executive total direct compensation at about the 50th percentile of the market • Provide opportunities to earn above the 50th percentile when management and Stantec exceed the objectives outlined in our short - and long - term incentive programs • Balance short - and long - term incentives to ensure our executives are focused on both the near - and long - term • Place more weighting on equity - based compensation than on cash compensation to better align executive and shareholder interests over time • Place significant weighting on at - risk compensation in both short - and long - term incentives and less weighting on base salaries • Provide two vehicles (PSUs and RSUs) in our LTIP to help balance the benefits and limitations of each • Align our executives’ compensation with long - term sustainable shareholder returns Components of Compensation and Pay Mix In 2025, our executive compensation program was composed of base salary, short - term incentive cash payments, long - term incentives, Employee Share Purchase Plan contributions, retirement plan contributions, and long - term continuous service awards. Management Information Circular March 19, 2026 42 Stantec Inc.

Each year, the Corporate Governance and Compensation Committee reviews the pay components described above, as well as the mix and relative weighting of each component. Our target total direct compensation mix is designed to align with market practices and our compensation philosophy. We weight variable at - risk components more heavily than fixed components so that the total pay our executives receive will increase or decrease based on our Company’s performance. We weight long - term equity - based components heavier for our CEO and CFO than for our other NEOs. The board believes that weighting their long - term equity performance more heavily than their salary and short - term incentives will ensure that the CEO and CFO are not motivated to achieve short - term objectives at the expense of long - term shareholder returns. The diagrams below illustrate the target total direct compensation relative weightings of base salary, short - term incentive, and long - term incentives in 2025 for our NEOs: CEO Pay Mix CFO Pay Mix Other NEOs Pay Mix 58% LTIP 25% STIP 17% Salary 46% LTIP 24% STIP 30% Salary 35% LTIP 27% STIP 38% Salary Compensation Benchmarking The Corporate Governance and Compensation Committee reviews and benchmarks Stantec’s compensation and pay mix for its executives against a comparator peer group to ensure we provide competitive compensation. In 2025, the Company’s peer group comprised the following: Management Information Circular March 19, 2026 43 Stantec Inc.

| Company Name | GICS Sub-Industry Classification | Corporate Headquarters | Annual Revenue ($) (millions)(1) | Market Capitalization ($) (millions)(2) |
|---|---|---|---|---|
| Aecon Group Inc. | Construction and Engineering | Canada | 5,435 | 1,980 |
| Arcadis NV | Construction and Engineering | Netherlands | 5,934 | 5,175 |
| AtkinsRealis | Construction and Engineering | Canada | 11,003 | 14,664 |
| CAE Inc.(3) | Aerospace and Defense | Canada | 4,708 | 13,421 |
| Colliers International Group Inc.(3) | Real Estate Services | Canada | 5,559 | 10,277 |
| Finning International Inc.(3) | Trading Companies and Distributors | Canada | 10,591 | 9,755 |
| Granite Construction Inc. | Construction and Engineering | US | 5,109 | 6,902 |
| John Wood Group PLC | Construction and Engineering | UK | 7,364 | 302 |
| KBR Inc. | Construction and Engineering | US | 10,777 | 6,998 |
| MasTec, Inc. | Construction and Engineering | US | 19,987 | 23,509 |
| Quanta Services, Inc. | Construction and Engineering | US | 39,808 | 86,269 |
| Sweco AB | Consulting Engineering and Architecture | Sweden | 4,507 | 8,155 |
| Tetra Tech Inc. | Environmental and Facilities Services | US | 6,230 | 12,007 |
| Tutor Perini Corporation | Construction and Engineering | US | 7,748 | 4,845 |
| Worley Limited | Construction and Engineering | Australia | 10,856 | 5,819 |
| WSP Global Inc. | Construction and Engineering | Canada | 13,959 | 33,502 |
| **Stantec Inc.** | **Construction and Engineering** | **Canada** | **6,495** | **14,774** |

Source: Nasdaq (Canadian dollars); company reports; Bank of Canada FX rates

(1) Last 12 months of revenue as at December 31, 2025. John Wood Group PLC and Tetra Tech Inc. are trailing twelve month revenue totals due to reporting cycles.

(2) Market capitalization figures are as of December 31, 2025.

(3) CAE, Colliers, and Finning are outside the Company's core compensation group (meaning they are excluded for the purpose of calculating relative TSR for PSUs). See page 50 of this Circular for more details.

The methodology and selection criteria for assembling our peer group is illustrated below:

| Element | Rationale | Resulting Selection Criteria |
|---|---|---|
| **Geography** | The region or country where Stantec primarily conducts business and competes for talent | Companies that have operations in Canada and also globally |
| **Industry** | The customer, labour, and capital markets in which Stantec competes | Industries include engineering, construction, consulting, and environmental and facilities services |
| **Size & Scope** | Ensuring a strong correlation between company size and executive pay (0.33x to 3x revenue) | Revenues between ≈$1.25B and ≈16B |

Management Information Circular
March 19, 2026
44
Stantec Inc.

The committee conducts routine reviews to ensure that the peer group includes our Company's primary competitors for top talent and fairly reflects Stantec's size, scale, and complexity. Further, the geographic configuration of our peer list is intended to closely resemble the global footprint of the Company. In July 2025, in response to the growth of Stantec's business, the Corporate Governance and Compensation Committee engaged Laulima Consulting Inc. ("Laulima"), its independent compensation consultant, to review the Company's peer group. As a result of that review, the Company's peer group was updated effective January 1, 2026 to remove John Wood Group and Quanta Services and add AECOM, Fluor Corporation, and Jacobs Solutions Inc.

The Corporate Governance and Compensation Committee uses data from our peer list and other relevant factors like individual performance, responsibilities, and tenure to develop a base salary and a total compensation target for each executive. To further align pay-for-performance, actual compensation is measured against benchmark data but is driven by executive and company performance.

See below for a more detailed discussion about each component of our compensation program. We also discuss how our 2025 performance impacted the pay decisions for each component.

**Base Salary**
We target base salary at the 50th percentile of our peer group, then adjust salaries as appropriate to recognize our executives' various levels of responsibility and experience, breadth of knowledge, and overall individual performance. Base salaries are reviewed annually. Increases, if any, are made based on individual contributions, increased scope and responsibilities, and to remain competitive with the market.

**Short-Term Incentive Plan (STIP)**
Our STIP is designed to reward the achievement of our annual business objectives by providing immediate income in the form of cash. At the start of 2025, the Company identified key financial and nonfinancial performance measures from our Strategic Plan to form the basis of the STIP performance scorecard. This scorecard is used to assess the Company's achievement of its near-term business goals and to determine each executive's 2025 STIP award. Our performance measures—based on our four value statements—follow:

| We Put People First | We Are Better Together | We Do What Is Right | We Are Driven to Achieve |
|---|---|---|---|
| Employee Retention | Account Management | Health, Safety, Security and Environment | Organic Net Revenue Growth |
| Employee Engagement | Backlog per Employee | Quality Management | Operational Effectiveness |
| Inclusive Work Culture | Strategic Pursuits | Sustainability | Project Margin |
| | | Corporate Integrity | Admin and Marketing Costs |
| | | | Adjusted Net Income[1] |
| | | | Adjusted Earnings per Share (EPS) Growth[1] |
| | | | DSO Management |

(1) Adjusted EPS and adjusted net income are non-IFRS measures. The Definitions and Reconciliation of Non-IFRS Financial Measures sections of our 2025 Annual Report (available on our website at stantec.com, on SEDAR+ at sedarplus.ca, and on EDGAR at sec.gov) are hereby incorporated by reference.

For 2025, the measures set in the scorecard represent target performance. Targets are based on the findings of our comprehensive review of peer performance and industry factors, plus on our own performance expectations. Achieving these measures means that our executives should expect to earn STIP amounts at their target levels because their performance will have met our expectations. This approach is in keeping with our total direct compensation goal of paying compensation that is at the 50th percentile of the market for industry-level performance.

**Scorecard Assessment and Weighting by Measure**
Individual objectives in the scorecard carry no formal, predetermined individual weighting. Rather, the Corporate Governance and Compensation Committee assesses actual performance on each metric, then evaluates Company performance as a whole using discretion and sound judgment. This enables the board to determine the relative importance of either failing to achieve or exceeding expectations on any individual metric for the Company as a whole in a given year. While there is no formula, the board gives the most weight to the financial metrics in the scorecard. The board believes that achieving the nonfinancial performance measures in the scorecard positions the Company for success, but that the financial metrics are most closely tied to generating shareholder value and thus correlate best when aligning pay with performance.

Management Information Circular
March 19, 2026
45
Stantec Inc.

Management Information Circular March 19, 2026 46 Stantec Inc. In addition to scorecard objectives, each executive is assigned certain individual business objectives for the year that relate to the performance of the executive’s individual role and the executive’s own achievements. Again, no relative weight is given to individual objectives when determining the final STIP award. This discretionary approach balances the formulaic approach of our LTIP and allows the board to consider macro - and industry - wide trends when evaluating an executive’s performance. The board’s discretion is exercised in a manner that holds executives accountable and demonstrably links their pay to the performance of the Company. STIP Targets Our executives are assigned a STIP target expressed as a percentage of their base salary. Following a benchmarking exercise conducted by Laulima, a compensation consultancy firm retained by the Corporate Governance and Compensation Committee, the board, on the recommendation of the committee, increased the STIP target for our CEO in 2025 to 150% (up from 120% in 2024). This change was made to remain competitive with our peer group and was supported by Mr. Johnston's tenure and strong performance. STIP targets for all other NEOs remained the same in 2024 and 2025. Depending on the Company’s performance as well as the executives’ achievement of individual objectives, executives may earn between 0% and 200% of their target. The table below outlines the CEO’s and other NEOs’ STIP targets for 2025 (expressed as a percentage of each NEO’s base salary): STIP Maximum STIP Target STIP Minimum Position Title 300% 150% 0 % CEO 160% 80% 0 % CFO 140% 70% 0 % All other NEOs 2025 STIP Award Results In early 2026, the Corporate Governance and Compensation Committee reviewed the 2025 completed scorecard, the final report on the results of the scorecard metrics, and draft figures for our Company’s annual financial performance. A summary of the completed scorecard and performance assessment is outlined in the table below:

| Metrics | | Performance Measure | Board Assessment of Performance |
|---|---|---|---|
| **WE PUT PEOPLE FIRST** | | | |
| Employee Retention | Low voluntary turnover | < 12% | Exceeding |
| Employee Engagement | Improvement in employee engagement scores | > 64% | Exceeding |
| Inclusive Work Culture | Support initiatives that build upon Stantec's fair and inclusive workplace culture | Qualitative | Exceeding |
| **WE ARE BETTER TOGETHER** | | | |
| Account Management | Grow net revenue with top clients | > 8% | Exceeding |
| Strategic Pursuits | Win/loss ratio for strategic pursuits (by number) | > 40% | Exceeding |
| | Win/loss ratio for strategic pursuits (dollar weighted by pursuit value) | > 33% | Exceeding |
| Backlog | Weighted average for each full-time employee | > $180,000 | Exceeding |
| **WE DO WHAT IS RIGHT** | | | |
| Health, Safety, Security and Environment | Decrease total recordable incident rate | < 0.5 | Exceeding |
| | Improve leading indicator safety index | 1.75 | Exceeding |
| Sustainability | Maintain emissions reduction trajectory to meet 2030 goals | Quantitative | Exceeding |
| | Maintain carbon neutrality | Quantitative | Exceeding |
| Quality Management | Improve ISO-compliance audit results | > 90% | Exceeding |
| Corporate Integrity | Full-time employee completion rate of annual ethics training | > 95% | Exceeding |
| **WE ARE DRIVEN TO ACHIEVE** | | | |
| Organic Growth | Increase net revenue organic growth[1] | mid to high single digits | Meeting |
| Operational Effectiveness | Achieve adjusted EBITDA[1] as % of net revenue | 16.7% to 17.3% | Exceeding |
| Project Margin | Achieve project margin as % of net revenue | 53.9 % | Exceeding |
| Admin and Marketing Costs | Achieve adjusted SG&A efficiency as % of net | 37.0 % | Exceeding |
| Net Income | Achieve adjusted net income[1] | > 8.8 % | Exceeding |
| DSO Management | Achieve DSO[1] to target | < 80 days | Exceeding |
| Earnings Growth | Grow adjusted diluted EPS[1] annually | 16% to 19% | Exceeding |

(1) Organic growth, adjusted EBITDA, adjusted net income, days sales outstanding (DSO), and adjusted diluted EPS are non-IFRS and other financial measures that do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of our 2025 Annual Report, available on SEDAR+ at sedarplus.ca, EDGAR at sec.gov, and the company's website at stantec.com.

After reviewing the completed scorecard—along with our 2025 financial results and the assessment of our performance against the industry generally—the Corporate Governance and Compensation Committee concluded that the CEO's STIP should be 190% of his target. In establishing this award, the CEO and our remaining NEOs were positively rewarded for substantially exceeding the majority of the STIP performance metrics, including the financial metrics. Complementing that, the management team received positive credit for the Company's leadership position in sustainability. While no formulaic weighting was attached to this accomplishment, Stantec's ESG profile is a component of the Company's nonfinancial strategic achievements. Accordingly, Stantec's strong ESG performance positively influenced our executives' pay (thus establishing a clear link between executive compensation and ESG factors in our STIP program).

Management Information Circular
March 19, 2026
47
Stantec Inc.

All NEOs received STIP awards above target as outlined and described further below, reflecting a strong combined effort.

| Executive | STIP Target | STIP Award as a % of STIP Target | STIP Payout as a % of Base Salary | STIP Actual Payout ($) |
|---|---|---|---|---|
| Gord Johnston, CEO | 150 % | 190 % | 285.0 % | 4,702,500 |
| Vito Culmone, CFO | 80 % | 190 % | 152.0 % | 1,314,800 |
| Susan Reisbord, COO - North America[(1)] | 70 % | 175 % | 122.5 % | 915,887 |
| Cath Schefer, COO - Global[(2)] | 70 % | 165 % | 115.5 % | 936,104 |
| John Take, CGIO[(3)] | 70 % | 155 % | 108.5 % | 742,981 |

(1) Ms. Reisbord is paid in USD. Her STIP was US$655,375. The STIP payout above has been converted to Canadian dollars using the annual average USD:CAD exchange rate of 1.3975.

(2) Ms. Schefer is paid in GBP. Her STIP was GBP508,200. The STIP payout above has been converted to Canadian dollars using the annual average GBP:CAD exchange rate of 1.8420.

(3) Mr. Take is paid in USD. His STIP was US$531,650. The STIP payout above has been converted to Canadian dollars using the annual average USD:CAD exchange rate of 1.3975.

Mr. Culmone's 2025 STIP award was paid at 190% of target, reflecting very strong performance. In addition to managing and overseeing Stantec's financial services team, Mr. Culmone was instrumental in meeting with current and prospective investors, instilling confidence in the Company's strategy. His financial discipline and attention to working capital management helped drive Stantec's DSO down to 70 days, an all-time low. Further, Mr. Culmone was key in expanding Stantec's access to capital, participating in the upsizing of the Company's general credit facility and completing a successful bond offering.

Ms. Reisbord's STIP was paid at 175% of target. Her contributions to Stantec's operations in 2025 directly contributed to the strong performance reflected in Stantec's North American results (where the Company generated approximately 76% of its net revenue in 2025). Canada, in particular, experienced strong organic growth (nearly 8%) and our Water and Energy & Resources business operating units delivered solid growth as well. Ms. Reisbord's STIP reflects her impressive work ethic in 2025, seamlessly transitioning into the COO - North America, while also contributing to Stantec's integration of Page and other M&A pursuits.

Ms. Schefer's 2025 STIP award was paid at 165% of target, reflecting exceptional performance. In 2025, Ms. Schefer was key to managing our Global operations, overseeing solid growth in the UK in our Water and Energy businesses and expanding our presence in Latin America (principally in Chile and Peru). Her and her team's efforts securing major long-term framework agreements with water utilities has positioned the Company well for future growth in the UK, Australia and New Zealand.

Mr. Take's STIP was paid at 155% of target. His STIP reflects record sales generated through Stantec's account management program, corporate campaigns and strategic pursuit activities. In 2025, Mr. Take helped oversee Stantec's organic growth programs, focusing on market development, industry involvement, and strong project development and delivery partnerships. Additionally, the Research Services team led by Mr. Take strengthened Stantec's innovation framework and organizational capabilities, positively positioning the Company for future innovation, growth and productivity gains.

**Long-Term Incentive Plan (LTIP)**

Our LTIP is designed to align our executives' compensation with long-term shareholder interests. As configured, our LTIP is made up of performance share units (PSUs), which are tied to our relative total shareholder return (TSR) and adjusted earnings per share (EPS), and restricted share units (RSUs), which vest at the end of a three-year service period. The board believes using two forms of long-term incentive vehicles balances the benefits and limitations of using just one vehicle, while still maintaining a relatively simple long-term incentive structure.

Each executive position has a target value of long-term incentives to be granted; this value is a percentage of the executive's base salary. In 2025, following completion of a comprehensive benchmarking exercise undertaken by Laulima, the Corporate Governance and Compensation Committee recommended to the board that the CEO's target LTIP be increased from 320% to 350%. The LTIP targets for our remaining NEOs remained the same in 2025 as 2024. The following table outlines the targets for our CEO and other NEOs in 2025.

Management Information Circular
March 19, 2026
48
Stantec Inc.

| Position Title | LTIP Target |
|---|---|
| CEO | 350 % |
| CFO | 150 % |
| COO (North America) | 120 % |
| Other NEOs | 80 % |

Below are the key terms that apply to each component of our long-term incentive plan:

**Performance Share Units (PSUs)**
Subject to a performance multiplier, PSUs are notional share units that mirror the market value of Stantec's common shares. PSUs have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec shares over the life of the units. These units vest upon completing a service condition that starts on the first day of a three-year performance period. All PSUs granted under the LTIP are settled in cash only, not shares.

Annually, the Corporate Governance and Compensation Committee reviews and approves the performance objectives that will be applied to each grant of PSUs. Performance objectives for each grant year are used to determine the ultimate number of PSUs that will vest on the completion of the three-year performance cycle. The number of PSUs that will vest can range from 0% to 200% of the number of units granted to each executive.

Stantec uses two equally weighted performance metrics for its PSUs, one absolute (adjusted EPS growth) and one relative (total shareholder return). The board believes using two metrics, one absolute and one relative, provides an effective balance to our executive pay and a more complete picture of our executives' performance. In turn, there is a strong linkage between pay and performance.

Our 2025 LTIP grant occurred in May. Supported by peer data and the Company's Strategic Plan, the Corporate Governance and Compensation Committee approved the following performance levels. These dictate the value of PSUs each executive will earn on payout, as outlined in the table below:

| Adjusted EPS Growth (weighted 50%) | Threshold | Miss | Plan | Exceed |
|---|---|---|---|---|
| Company's average adjusted EPS growth[1] | 7.0 % | 11.0 % | 15.0 % | 18.0 % |
| Adjusted EPS Growth award amount | 0 % | 50 % | 100 % | 200 % |
| **Relative Total Shareholder Return (weighted 50%)** | **Threshold** | **Miss** | **Plan** | **Exceed** |
| Company's relative TSR percentile ranking | 25 % | 37.5 % | 50 % | 100 % |
| Relative TSR award amount | 50 % | 75 % | 100 % | 200 % |

(1) Meaning the compound average annual growth rate of the Company's adjusted earnings per share (EPS) for the fiscal years 2025, 2026, and 2027, where the net income of the Company is adjusted to exclude the effect of extraordinary, unusual, and/or nonrecurring items. The Company's average adjusted earnings per share (EPS) is a non-IFRS measure that does not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. The Definitions and Reconciliation of Non-IFRS Financial Measures sections of our 2025 Annual Report (available on our website at stantec.com, on SEDAR+ at sedarplus.ca, and on EDGAR at sec.gov) are hereby incorporated by reference.

**Adjusted Earnings Per Share (EPS) Growth Test**
If the Company's average adjusted EPS growth rate is below the "Threshold" performance level, the performance factor to be applied to the PSUs is 0%, and therefore the adjusted EPS growth rate portion of the award is also zero. If the rate is above the "Threshold" performance level, the performance factor to be applied to the adjusted EPS growth rate portion of the award is interpolated on a linear basis between the performance levels identified above, maxing out at the "Exceed" level. If the adjusted EPS growth rate is above "Exceed," the performance factor to be applied to the average adjusted EPS growth rate portion of the award is capped at 200%.

Management Information Circular
March 19, 2026
49
Stantec Inc.

Management Information Circular March 19, 2026 50 Stantec Inc. Relative Total Shareholder Return (TSR) Test Stantec calculates TSR relative to our core compensation peer group (disclosed on page 44 of this Circular) over a three - year period. Our core compensation peer group includes those of our peers who are most similarly situated to Stantec in terms of industry and operations and therefore excludes CAE, Colliers, and Finning (all of whom, while similar in size and complexity to Stantec, do not generally operate in the same industry). TSR measures the stock price appreciation of our common shares as well as dividends paid during the performance period assuming dividend reinvestment. If the Company’s relative TSR is below the “Threshold” performance level, the performance factor to be applied to the PSUs is 0%, and therefore the relative TSR portion of the award is also zero. If Stantec’s relative TSR is above the “Threshold” performance level, the performance factor to be applied to the relative TSR portion of the award is interpolated on a linear basis between the performance levels identified above, maxing out at the “Exceed” level. PSUs are paid out at their cash value, which is determined after completion of a three - year performance cycle. During the vesting period, the PSU value will fluctuate with any change in Stantec’s share price. Restricted Share Units (RSUs) RSUs are notional share units that have the same value as our common shares; however, RSUs carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. RSUs align our executives’ and shareholders’ interests in share return growth. They promote employee and executive retention through time - based vesting. RSUs are settled in cash and cliff vest on the third anniversary of their grant date. They have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec’s common shares over the life of the units. The payout value of our RSUs is equal to the number of vested RSUs (including dividend equivalent rights earned thereon) multiplied by the volume weighted average trading price of Stantec’s common shares for the five (5) trading day - period immediately preceding and ending on the vesting date. A detailed description of our LTIP is attached to this Circular as Schedule A. Other Compensation Our executives do not receive perquisites or other compensation apart from their eligibility to participate in the retirement, health benefits, and service award programs generally available to our employees. Details of our retirement benefits and service awards are set out below. Retirement Benefits All executives are eligible to participate in the Stantec retirement plans offered to Stantec employees. We do not offer any special perquisites or benefits designed specifically for our executives. For Canadian employees, we offer four retirement plans: a Group Registered Retirement Savings Plan (Group RRSP), a registered Employee Share Purchase Plan (ESPP), a non - registered ESPP, and a Group Tax - Free Savings Account (Group TFSA). None of the retirement plans involve the issuance of Stantec shares from treasury. Under the Group RRSP, Stantec matches employee contributions at 100% of the first 3% of the employee’s base salary. Group RRSP contributions are invested in the employee’s choice of 17 investment funds, including the option to invest in Stantec shares. Under the registered and non - registered ESPPs, employees purchase Stantec shares. Stantec matches ESPP employee contributions at 50% of the first 4% of the employee’s base salary (a maximum of 2% of the employee’s base salary). The maximum that Stantec can contribute is 5% of an employee’s base salary (3% for the Group RRSP and 2% for the registered and non - registered ESPPs). Under the Group TFSA, contributions are invested in the employee’s choice of 17 investment funds, including the option to invest in Stantec shares. Stantec’s US employees are eligible to participate in the Stantec 401(k) Plan. Stantec matches employee contributions at 100% of the first 3% and 50% of the next 2% of the employee’s base salary. The 401(k) contributions are invested in the employee’s choice of 16 investment funds. US employees can also participate in the ESPP; Stantec matches these contributions at 0.5% of eligible compensation when the employee contributes 1% and at 1% of eligible compensation when the employee contributes 2% or more.

UK Pension Plan UK employees are eligible to participate in a defined contribution pension plan. The plan allows our staff to accumulate funds for income at retirement. Pursuant to the terms of the pension scheme, employees are required to make a minimum contribution of 4.5% of their pensionable salary (defined as their base salary as of April 1 each year). In return, employees receive a standard employer contribution of 6.5% of pensionable salary. In addition, employer contributions are increased nominally to account for age, a 25% match on personal employee contributions, and a 2% match on annual pensionable salary above £50,000 (being the UK Upper Earnings Limit). Employees can elect whether they make contributions to the pension plan through salary exchange, or not. Contributing funds through a salary exchange (a salary sacrifice mechanism in the UK) results in slightly favorable National Insurance (NI) source deductions. All UK employees are eligible to participate in the defined contribution pension scheme as soon as they commence employment, and membership can continue until age 75. Early retirement can be taken from age 55 (increasing to age 57 in 2028). Ms. Schefer is an active member of the Company’s UK defined contribution pension scheme. Below are her accumulated balances as of December 31, 2024 and 2025 (1) . Name Accumulated value at start of year ($) Compensatory ($) (2) Accumulated value at year - end ($) Cath Schefer 1,553,936 80,540 1,801,600 (1) Ms . Schefer’s pension scheme balance is held in GBP ( £ ) . The amounts above have been converted to Canadian dollars using an annual average exchange rate of 1 . 8420 . (2) Represents the employer portion of contributions made to Ms . Schefer’s pension fund . There are no above - market or preferential earnings credited to her account . Ms . Schefer’s accumulated year - end balance includes both employee and employer contributions . The increase in value at year - end is on account of the performance of the underlying investments held in her defined contribution pension account . Service Awards Globally, Stantec’s Service Award program recognizes and celebrates our employees for their valued contributions and sustained commitment to Stantec’s success. All regular full - and part - time employees are eligible for the award, provided they remain in continuous and uninterrupted service with Stantec for the required number of years. Exact awards vary by country. Stock awards are given in North America with Canadian employees receiving a one - time lump - sum contribution of $500 to the employee’s non - registered ESPP for every 5 years of service to a maximum award of $2,000 for 20 years of service. The $2,000 award will continue for each 5 years of service after that. US employees receive the same awards but in US dollars. Performance Graph Management Information Circular March 19, 2026 51 Stantec Inc. The following graph compares the total shareholder return for $100 invested in our common shares on the TSX from January 1, 2021 until December 31, 2025 (assuming reinvestment of dividends), to the total return on the S&P/TSX Composite Total Returns Index over the same period.

Five Year Cumulative Return on $100 Investment (Assuming Reinvestment of Dividends) Stantec 2022 2023 S&P/TSX Composite Total Returns Index 2020 2021 2024 2025 350 325 300 275 250 225 200 175 150 125 100 Stantec's five - year total shareholder return has outperformed the S&P/TSX Composite Total Returns, generating a return of over 200% during that time. Stantec's performance over this period has been largely aligned with executive compensation. That is because a large part of our executives' pay is awarded in the form of long - term incentives that closely track to the value of our common shares. Base salaries for our executives have been steadily increasing, keeping in line with market data at P50. STIPs have paid out above target, peaking in fiscal year 2023 (at 200% of target), when Stantec's performance far exceeded the S&P/TSX Composite Total Returns Index. From an LTIP perspective, the design and operation of our plan has been tracking well to shareholder value creation. In years where Stantec has outperformed its peers and the market as a whole, the performance multiplier on our PSUs have been above target. If Stantec continues to deliver strong shareholder returns, our executives should expect to see higher realized pay too. The table and graphs below show the target and actual payout levels of our short - and long - term incentives for our CEO over the past five years calculated as of December 31, 2025: LTIP STIP Base Salary ($) Year Actual/ Estimated Grant Date Fair PSU Perf. Target (% of Actual Multiplier Target (% of Target (% of Payout Value Multiplier base Payout Payout target base ($) (3) (%) (2) ($) (1) salary) ($) STIP) ($) salary) 7,666,488 154 5,775,000 350 4,702,500 190 2,475,000 150 1,650,000 2025 7,102,452 140 4,800,000 320 3,060,000 170 1,800,000 120 1,500,000 2024 8,291,650 124 4,200,000 300 2,800,000 200 1,400,000 100 1,400,000 2023 10,013,572 107 3,750,000 300 2,375,000 190 1,250,000 100 1,250,000 2022 10,328,346 151 3,300,000 300 1,760,000 160 1,100,000 100 1,100,000 2021 (1) Represents the grant date fair value of the CEO’s LTIP award. In 2021 thru 2023, the LTIP was awarded in the form of PSUs (80%) and RSUs (20%). In 2024 and 2025, the LTIP was awarded in the form of PSUs (70%) and RSUs (30%). (2) The performance multipliers applied to PSUs granted in 2021 and 2022 are based on actual payout results. The performance multipliers for 2023, 2024, and 2025 are estimates based on the payout expected as a result of Stantec’s performance during the life of the units (calculated as of December 31, 2025). Management Information Circular March 19, 2026 52 Stantec Inc.

(3) For the purposes of this disclosure, the values of the PSUs for 2021 and 2022 are based on actual payout results. The values of the PSUs for 2023, 2024, and 2025 are based on the Company’s best estimate of the performance multiplier to be applied to the awards as indicated in the table above. The volume weighted average price of Stantec shares for the last 5 trading days of 2025 ($131.09) was used to calculate the value of the PSUs and RSUs. Our Decision - Making and Approval Process The Corporate Governance and Compensation Committee determines the compensation strategy for executives on behalf of the board and administers executive compensation policies. Based on the strategy, the committee develops compensation objectives; programs are then designed to effectively achieve those objectives. Annually, the committee reviews and approves the compensation programs available to Company executives as well as the performance criteria associated with the STIP and PSUs. With the recommendation of the committee, the board sets the CEO’s compensation. The compensation for each NEO, other than the CEO, is approved by the CEO — with recommendations and guidance from the committee — and is in keeping with the minimum and maximum awards for the STIP amounts and long - term incentive grants set out in our compensation programs. Independent Advice The Corporate Governance and Compensation Committee has adopted a preapproval policy regarding management’s use of compensation consultants that are engaged to provide advice to the board on executive compensation matters. Under the terms of this policy, the committee will • not approve the use of a board consultant by management if that use could compromise the independence of the consultant as an advisor to the board • consider and, if deemed reasonable, preapprove the terms of use of a board consultant by management, including fees and proposed terms of service • allow the purchase of off - the - shelf compensation survey data that does not entail consulting services nor impair the consultant's independence In 2025, the committee retained Laulima to advise it on various compensation - related matters. Laulima has provided compensation advisory services to the Corporate Governance and Compensation Committee since June 4, 2024. Laulima's mandate in 2025 consisted of: (a) analyzing Stantec's compensation peer group, and (b) performing a detailed benchmarking analysis of our executive management pay levels. The table below outlines the fees paid to Laulima for their executive compensation - related engagements for the Corporate Governance and Compensation Committee. Laulima does not provide any services to the Company nor any of Stantec's directors or members of management outside of the independent advice it gives to the committee. Management Information Circular March 19, 2026 53 Stantec Inc.

Management Information Circular March 19, 2026 54 Stantec Inc. Fees Paid to Laulima Consulting Inc. in 2024 and 2025: All Other Fees ($) Executive Compensation - Related Fees ($) (1) Financial Year — 86,710 2024 — 65,183 2025 (1) Executive compensation - related fees consist of the aggregate fees billed for services related to determining compensation for any of the Company's directors and executive officers. Risk Mitigation in Our Compensation Programs As part of its mandate, the Corporate Governance and Compensation Committee continually reviews our compensation programs to align pay outcomes with the Company’s risk management strategies and to discourage inappropriate risk - taking by our executives. The committee has not identified any risks related to Stantec’s executive compensation programs that are reasonably likely to have a material adverse effect on the Company. The following components of our executive compensation program mitigates risk: Mix of Fixed and At - Risk Pay • We offer our executives an appropriate mix of fixed and at - risk pay, as well as short - and long - term incentives Balanced Program • We offer various target levels of base salary, STIP, and LTIP, depending on the executive’s position in the Company; our CEO’s compensation is most heavily weighted toward equity - based incentives • We offer various performance metrics for both STIP and LTIP to support our pay - for - performance philosophy and respond to our shareholders’ expectations Fixed Limits on Variable Compensation • Both the STIP and LTIP are designed to include the possibility of a zero payout, as well as a predefined maximum (a cap) to prevent excessive compensation levels • The PSUs in our LTIP program have performance hurdles, and both our PSUs and RSUs have a time - based vesting component Employment Contracts • Our executives have entered into employment agreements that include non - competition and non - solicitation restrictive covenants • These employment agreements have a “double trigger” provision: a termination payment will be made only after a change of control occurs, and following that, the executive: (a) is terminated without cause or (b) resigns because of a material diminution in his or her salary, authority, duties, or responsibility or because a material change was made to the geographic location where he or she must perform his or her services • NEOs receive reasonable severance when terminated without cause and no payments when retiring

**Share Ownership Requirements**

We believe that equity ownership plays a key role in aligning executive interests with shareholder interests; therefore, the board has adopted the following share ownership requirements for executive officers:

| Position Title | Equity Ownership as a Multiple of Base Salary |
|---|---|
| CEO | 5x |
| C-Suite (other than the CEO) and Executive Vice Presidents | 3x |

Under the CEO and Executive Vice President Share Ownership Policies, each executive must comply with the ownership requirement specified above within five years of his or her appointment to the position. Compliance with each policy is measured using a multiple of the executive's base salary at the time of appointment to his or her position. If an executive's base salary increases by more than 20% (cumulatively over the five years) from the salary in effect on the date of his or her appointment to the position, the executive will be required to comply with the applicable policy using the higher salary but will have an additional two years to achieve the share ownership requirement.

The table below sets out the following:

- The common shares, PSUs, and RSUs held by each NEO. The value of common shares was calculated using the closing price of Stantec shares on December 31, 2025 ($129.52); the values of PSUs and RSUs were calculated using the volume weighted average price of Stantec shares for the last 5 trading days of 2025 ($131.09).
- Each NEO's ownership interest, demonstrating compliance with our policy as of December 31, 2025.
- The total amount of equity held by the NEO that is at risk.

| Name | Value of Stantec Shares Owned, Controlled, or Directed ($) | Value of RSUs Held ($) | Base Salary for Testing Compliance ($) | Eligible Value as a Multiple of Base Salary[1] | Meeting Policy? | Value of PSUs Held ($) | Total Value at Risk ($)[2] |
|---|---|---|---|---|---|---|---|
| Gord Johnston | 11,636,724 | 4,725,743 | 1,650,012 | 9.92 | Yes | 13,344,596 | 29,707,064 |
| Vito Culmone | 2,605,036 | 804,740 | 835,009 | 4.08 | Yes | 1,877,684 | 5,287,460 |
| Susan Reisbord | 510,438 | 459,488 | 747,687 | 1.30 | In Progress[3] | 1,232,057 | 2,201,983 |
| Cath Schefer | 3,011,340 | 558,334 | 782,854 | 4.56 | Yes | 1,581,932 | 5,151,606 |
| John Take | 3,713,856 | 491,286 | 593,946 | 7.08 | Yes | 1,399,855 | 5,604,997 |

(1) The value of PSUs held by executive officers does not count toward our minimum equity requirements; therefore, these values are not included in this calculation. For our CEO, a minimum of two times base salary must be held in shares, while the remaining requirement can be held in shares and/or RSUs. For our other NEOs, the entire equity requirement can be held in shares or RSUs.

(2) The total value at risk for each executive is the value of the NEO's common shares, PSUs, and RSUs.

(3) Ms. Reisbord was appointed to the role of Executive Vice President on June 1, 2022 and was promoted to COO - North America effective January 1, 2025. She has until June 1, 2029 to meet her equity ownership requirement.

Management Information Circular
March 19, 2026

55

Stantec Inc.

Management Information Circular March 19, 2026 56 Stantec Inc. Share Retention Requirements For one year following retirement from his CEO role, the CEO must maintain the same level of common share ownership that he was required to hold on the day before his retirement. We believe this policy discourages short - term, high - risk decision - making before the CEO departs. Executive Compensation Clawback Policy Stantec has a Dodd - Frank - compliant Executive Compensation Clawback Policy. Pursuant to the policy, Stantec is mandated to clawback excess incentive - based compensation from all executive officers at an EVP level or higher (that includes all of our NEOs as well as other current and former senior executives) where compensation is based on erroneously reported financial information. The trigger for recovery under the clawback policy is an accounting restatement resulting from material non - compliance by Stantec with any financial reporting requirement under securities laws. Recovery is on a no - fault basis, meaning compensation recoupment is required regardless of whether an executive officer has engaged in any misconduct and regardless of fault. In the event of an accounting restatement, Stantec’s clawback policy applies to all incentive - based compensation received by an executive officer during the three fiscal years immediately preceding the date that Stantec is required to prepare an accounting restatement. Incentive - based compensation includes any compensation that is granted, earned, or vested wholly or in part upon the attainment of a financial reporting measure. Financial reporting measures are broadly defined to include measures derived from Stantec’s financial statements, as well as measures based on our stock price or total shareholder return. Stantec’s Executive Compensation Clawback Policy is available on our website at stantec.com and as an exhibit to our Form 40 - F on EDGAR at sec.gov. You can also contact us for a free copy of the policy. Anti - Hedging Policy Under the Company’s Insider Trading Prohibition Policy, directors and executives are prohibited from speculating in the securities of the Company and may not sell securities of the Company short or buy or sell a call or put option. Directors and executives are not permitted to purchase forward contracts or any similar instruments — such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds — that are designed to hedge or offset a decrease in the value of equity securities of the Company.

# 2025 Compensation Details

**Summary Compensation Table for Named Executive Officers**
The following table summarizes the compensation for our CEO, CFO and the next three most highly compensated executive officers, collectively referred to as our named executive officers (NEOs).

Susan Reisbord and John Take reside in the United States and were paid in US dollars (USD). Cath Schefer resides in the United Kingdom and was paid in British pound sterling (GBP). All other NEOs reside in Canada and are paid in Canadian dollars (CAD). In the table below, all amounts are stated in Canadian dollars. For Ms. Reisbord's and Mr. Take's compensation, the Canadian dollar equivalents are based on the average annual USD to CAD currency exchange rate, which was $1.3975 in 2025, $1.3702 in 2024, and $1.3497 in 2023. For Ms. Schefer's compensation, the Canadian dollar equivalents are based on the average annual GBP to CAD currency exchange rate, which was $1.8420 in 2025, $1.7510 in 2024, and $1.6783 in 2023.

| Name and Principal Position | Year | Salary ($)[1] | Long-Term Compensation ($) | | Non-Equity Incentive Plan Compensation ($) | | Pension Value ($) | All Other Compensation ($)[2] | Total Compensation ($) |
|---|---|---|---|---|---|---|---|---|---|
| | | | Share-Based Awards[3] | Option-Based Awards | Annual Incentive Plan | Long-Term Incentive Plans | | | |
| **Gord Johnston** | 2025 | 1,650,012 | 5,775,042 | — | 4,702,500 | — | — | 211,823 | 12,339,377 |
| President & CEO | 2024 | 1,500,018 | 4,799,977 | — | 3,060,000 | — | — | 189,960 | 9,549,955 |
| | 2023 | 1,400,003 | 4,199,973 | — | 2,800,000 | — | — | 193,755 | 8,593,731 |
| **Vito Culmone** | 2025 | 865,001 | 1,297,502 | — | 1,314,800 | — | — | 769,885 | 4,247,188 |
| Executive Vice President & CFO | 2024 | 369,332 | 1,252,500 | — | 378,533 | — | — | 752,956 | 2,753,321 |
| | 2023 | — | — | — | — | — | — | — | — |
| **Susan Reisbord** | 2025 | 747,687 | 898,241 | — | 915,887 | — | — | 251,865 | 2,813,680 |
| Executive Vice President & COO (North America) | 2024 | 598,418 | 373,418 | — | 274,040 | — | — | 248,354 | 1,494,230 |
| | 2023 | 578,656 | 290,274 | — | 215,952 | — | — | 232,578 | 1,317,460 |
| **Cath Schefer** | 2025 | 810,512 | 652,893 | — | 936,104 | — | 80,540 | 27,160 | 2,507,209 |
| Executive Vice President & COO (Global) | 2024 | 744,180 | 581,913 | — | 781,384 | — | 71,590 | 28,558 | 2,207,625 |
| | 2023 | 629,370 | 506,258 | — | 704,886 | — | 88,396 | 29,496 | 1,958,406 |
| **John Take** | 2025 | 684,784 | 548,447 | — | 742,981 | — | — | 52,893 | 2,029,105 |
| Executive Vice President & CGIO | 2024 | 650,858 | 559,369 | — | 683,387 | — | — | 53,098 | 1,946,712 |
| | 2023 | 573,631 | 460,406 | — | 662,534 | — | — | 39,880 | 1,736,451 |

(1) Because of payroll cut-off dates, the salary earned by NEOs in the first pay period of a year is based on the previous year's salary.

(2) Represents the value of additional performance share units (PSUs) and restricted share units (RSUs) credited to each NEO to account for the issuance of dividend equivalent rights on their total unit holdings, payments made to the NEO's registered retirement savings plan and Employee Share Purchase Plan, and payments for Milestone Service Awards. Ms. Schefer's value includes a car allowance of £6,360 per annum. Ms. Reisbord received a retention bonus of US$450,000 upon her appointment as an executive vice president of Stantec (payable in three equal installments of US$150,000). The first installment of the retention bonus was recognized as earned in 2023, the second installment of the retention bonus was recognized as earned in 2024, and the third installment of the retention bonus was recognized as earned in 2025. Mr. Culmone received a one-time signing bonus of $1,500,000 on his hire by Stantec in 2024 (payable in two equal installments of $750,000). The first installment of the signing bonus was recognized as earned in 2024 and the second installment was recognized as earned in 2025. Please see the section titled *CFO Employment Agreement and Compensation Overview* on page 58 for more detail.

(3) In 2024 and 2025, NEOs received their share-based awards in the form of PSUs (70%) and RSUs (30%). In 2023, NEOs received their share-based awards in the form of PSUs (80%) and RSUs (20%). Values stated represent the grant date fair value of the PSUs and RSUs on the date that they were awarded (calculated using the 5-day volume weighted average trading price of Stantec's common shares on the TSX immediately prior to the grant date).

Management Information Circular
March 19, 2026
57
Stantec Inc.

#### Incentive Plan Awards—Outstanding Share-Based Awards[1]

The following table summarizes all share-based awards outstanding for each NEO as at December 31, 2025.

| Name | Number of Shares or Units of Shares That Have Not Vested (#) | Market or Payout Value of Share-Based Awards That Have Not Vested ($)[2] | Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($) |
|---|---|---|---|
| Gord Johnston | 137,847 | 23,060,590 | — |
| Vito Culmone | 20,462 | 3,555,039 | — |
| Susan Reisbord | 12,904 | 2,206,637 | — |
| Cath Schefer | 16,327 | 2,727,136 | — |
| John Take | 14,426 | 2,405,115 | — |

(1) There are no issued and outstanding option-based awards.

(2) Represents the value of PSUs and RSUs awarded to the NEOs in 2023, 2024, and 2025. PSUs were valued based on the payout expected as a result of Stantec's performance during the life of the units (thus, for the purpose of this disclosure, a multiplier of 124% was applied to PSUs granted in 2023, a multiplier of 140% was applied to PSUs granted in 2024, and a multiplier of 154% was applied to PSUs granted in 2025). The number of PSUs that actually vest and pay out is dependent on Stantec's actual performance applicable to the period to which such PSUs relate. The volume weighted average price of Stantec's common shares for the last 5 trading days of 2025 ($131.09) was used to calculate the value of the PSUs and RSUs.

#### Incentive Plan Awards—Value Vested or Earned during the Year

The following table summarizes the value of all option- and share-based awards that vested during 2025, along with the STIP awards (non-equity incentive plan compensation) earned during 2025:

| Name | Option-Based Awards—Value Vested during the Year ($)[1] | Share-Based Awards—Value Vested during the Year ($)[2] | Non-Equity Incentive Plan Compensation Value Earned during the Year ($) |
|---|---|---|---|
| Gord Johnston | — | 10,013,572 | 4,702,500 |
| Vito Culmone | — | — | 1,314,800 |
| Susan Reisbord[3] | — | 690,190 | 915,887 |
| Cath Schefer[3] | — | 1,149,351 | 936,104 |
| John Take[3] | — | 692,077 | 742,981 |

(1) Stantec discontinued issuing stock options in 2019. Accordingly, no option-based awards vested in 2025.

(2) Represents the value of PSUs and RSUs issued as part of our NEOs' 2022 compensation that vested and paid out in 2025.

(3) Ms. Reisbord and Mr. Take are paid in USD; Ms. Schefer is paid in GBP. Ms. Reisbord, Mr. Take, and Ms. Schefer's non-equity incentive plan compensation values earned during 2025 were converted into Canadian dollars using the average annual exchange rate of USD:CAD and GBP:CAD of 1.3975 and 1.8420, respectively.

#### Equity Compensation Plan Information

As at December 31, 2025, the Company did not have any equity compensation plans under which equity securities of the Company are authorized for issuance nor are any such plans in effect as of the date of this circular. Stantec's prior LTIP, which allowed for the issuance of equity securities from treasury, expired on January 1, 2024.

## Employment Agreements

#### Employment Agreements

Stantec has a written employment agreement with each NEO. The terms and conditions are competitive and reflect the compensation and risk management measures described elsewhere in this circular.

#### CFO Employment Agreement and Compensation Overview

Vito Culmone joined Stantec as an Executive Vice President on July 15, 2024, and was appointed CFO on September 3, 2024. As noted in the Summary Compensation Table on page 57, Mr. Culmone received a signing bonus of $1,500,000, paid in two equal installments:

Management Information Circular
March 19, 2026
58
Stantec Inc.

- $750,000 on July 15, 2024 (the "First Installment Payment"); and
- $750,000 on July 15, 2025, the first anniversary of his start date (the "Second Installment Payment")

The signing bonus is subject to repayment (clawback) if Mr. Culmone resigns or his employment is terminated with cause (each, a "Termination Event") in accordance with the following agreed schedule:

| Timing of Termination Event | Required Reimbursement (Clawback) |
|---|---|
| Before July 15, 2026 (being the date that is the second anniversary of the First Installment Payment and the first anniversary of the Second Installment Payment) | 75% of the First Installment Payment<br>100% of the Second Installment Payment |
| Between July 15, 2026 and July 15, 2027 (being the date that is the third anniversary of the First Installment Payment and the second anniversary of the Second Installment Payment) | 50% of the First Installment Payment<br>75% of the Second Installment Payment |
| Between July 15, 2027 and July 15, 2028 (being the date that is the third anniversary of the Second Installment Payment) | 0% of First Installment Payment<br>50% of Second Installment Payment |
| After July 15, 2028 | 0% of the First Installment Payment<br>0% of the Second Installment Payment |

Below is a diagram showing the above noted reimbursement schedule:


First Installment Payment
Payment Date July 15, 2024
1st Anniversary July 15, 2025
2nd Anniversary July 15, 2026
3rd Anniversary July 15, 2027
Clawback (%)
100%
75%
50%
0%
Second Installment Payment
Payment Date July 15, 2025
1st Anniversary July 15, 2026
2nd Anniversary July 15, 2027
3rd Anniversary July 15, 2028
Clawback (%)
100%
75%
50%
0%

### Non-Competition and Non-Solicitation

All employment agreements include non-competition or non-solicitation covenants of varying scope and duration. Mr. Johnston's agreement restricts him from (a) soliciting Stantec staff or clients for whom Stantec has undertaken business development efforts during the last year of his employment and (b) competing with Stantec's business in Canada or the United States. These restrictions apply for two years following the termination of his employment. Mr. Culmone, Ms. Reisbord and Mr. Take have similar restrictions, although their restrictions apply for one year following the termination of their employment. Ms. Schefer's agreement restricts her from soliciting Stantec staff or clients for one year following the termination of her employment.

### Confidentiality

Each employment agreement contains a confidentiality covenant that applies indefinitely. Following the termination of a NEO's employment, all notes, data, and other information accumulated or developed by the NEO must be returned to the Company. All information remains confidential, and NEOs are prohibited from using the information in a manner that is detrimental to the Company's interests.

The following table summarizes the restrictive covenants mentioned previously:

| Executive | Non-Competition | Non-Solicitation of Staff and Clients | Confidentiality Covenant |
|---|---|---|---|
| Gord Johnston | 2 years after departure | 2 years after departure | Indefinitely after departure |
| Vito Culmone | 1 year after departure | 1 year after departure | Indefinitely after departure |
| Susan Reisbord | 1 year after departure | 1 year after departure | Indefinitely after departure |
| Cath Schefer | None | 1 year after departure | Indefinitely after departure |
| John Take | 1 year after departure | 1 year after departure | Indefinitely after departure |

Management Information Circular
March 19, 2026
59
Stantec Inc.

Management Information Circular March 19, 2026 60 Stantec Inc. Clawback Policy and Equity Ownership Requirements Each employment agreement includes an obligation on the executive’s part to comply with Stantec’s CEO or Executive Vice President Share Ownership Policy, as applicable, and an acknowledgement and agreement to adhere to the Company’s Executive Compensation Clawback Policy. Benefits on Termination and Change of Control The following table summarizes the payments due to each NEO upon termination of employment or upon a change of control followed by a termination of employment without cause or a resignation by the executive for good reason. Benefits on Termination and Change of Control for Our NEOs Change of Control and “Double Trigger” Conditions Termination without Retirement (2) Fulfilled (1) Name Resignation Cause None None other than what may be calculated in the severance payment (described below) Short - Term Incentive None None other than what may be calculated in the severance payment (described below) Remain outstanding and All RSUs immediately Restricted Share Units Cancelled Cancelled vest in accordance with their original vesting schedule vest and are paid out within two and one - half ( 2 ½) months following the termination date (RSUs) Remain outstanding, All PSUs vest based on Performance Share Cancelled Cancelled vest and pay out in accordance with the performance objectives actually achieved during the life of the unit on the settlement date originally scheduled the actual performance of the Company between the grant date and termination date; paid out within 60 days of termination date Units (PSUs) None other than payout None other than payout Other Benefits, including None other than payout None other than payout of vested benefits of vested benefits the Group RRSP and of vested benefits of vested benefits the ESPP None Unpaid salary earned to the termination date, together with a payment equal to Severance Payment None Unpaid salary earned to the termination date, together with a payment equal to • Two times (2x) the annual base salary existing as at the termination date, plus • Two times (2x) the annual base salary existing as at the termination date, plus • Two times (2x) the CEO’s Historical STI Amount (3) • Two times (2x) the CEO’s Historical STI Amount (3) in the case of the CEO. in the case of the CEO. For all other NEOs, the payment is For all other NEOs, the payment is One times (1x) the annual base salary existing as at the termination date, plus • One times (1x) the annual base salary existing as at the termination date, plus One times (1x) the NEO’s Historical STI Amount • One times (1x) the NEO’s Historical STI Amount (1) The “double trigger” provisions are fulfilled if a change of control occurs and within 12 months following the change of control, (a) the executive’s employment is terminated without cause or (b) the executive terminates his or her employment with good reason. For the purpose of each executive’s employment agreement, a change of control would occur when (a) a person acquires more than 50% of Stantec’s common shares, (b) the nominees of a person holding at least 30% of Stantec’s common shares are elected as directors and comprise a majority of Stantec’s board, or (c) all or substantially all of Stantec’s assets are sold to a third party. For the purpose of each

Management Information Circular March 19, 2026 61 Stantec Inc. executive’s employment agreement, “good reason” means the executive’s salary, authority, duties, or responsibility is materially diminished or a material change is made to the geographic location where the executive must perform his or her services. (2) Retirement means a termination of employment after the retiring executive attains a combination of age plus years of service at Stantec equal to or greater than 65 and agrees to comply with retirement conditions that preclude the person from re - entering the workforce in Stantec's industry and may, at Stantec's election, require the retiree to satisfy an ongoing service condition for Stantec. (3) For the purpose of each executive’s employment agreement, “Historical STI Amount” means the average amount of the last three short - term incentive cash payments paid to the executive. In the case of Ms. Schefer, the “Historical STI Amount” means the greater of: (a) the average amount of the last three short - term incentive cash payments paid to her, and (b) her current STI Target (being 70% of base salary). In the case of Mr. Culmone, if his employment is terminated without cause or in connection with a change of control (where double trigger conditions have been fulfilled) on or before May 13, 2027 (the vesting date of his 2024 LTIP grant), he will receive a termination payment equal to: (i) one - time (1x) his annual base salary, plus (ii) one - time (1x) his Historical STI Amount, plus (iii) $750,000. After May 13, 2027, Mr. Culmone is only entitled to a lump sum payment of (i) one - time (1x) his annual base salary, and (ii) one - time (1x) his Historical STI Amount. Termination Payment Calculation The following table presents the incremental payments we would have to make to each NEO if a triggering event — a termination without cause or a change of control payment trigger — occurred on the last business day of Stantec’s most recently completed fiscal year, in this case, 2025 : Termination Payout on a Change in Control ($) Termination Payout on a Without - Cause Termination ($) Name 8,790,024 8,790,024 Gord Johnston 1,993,534 1,993,534 Vito Culmone 961,970 961,970 Susan Reisbord 1,554,281 1,554,281 Cath Schefer 1,280,876 1,280,876 John Take (1) On a termination without cause or a termination following a change of control (assuming double - trigger conditions are not satisfied), all unvested long - term incentives (RSUs and PSUs) are forfeited. The amounts in the table above reflect the severance payment required in the event of a termination without cause or change of control with a double - trigger event.

Management Information Circular March 19, 2026 62 Stantec Inc. Additional Information Currency Unless otherwise indicated, the dollar amounts presented in this Management Information Circular are in Canadian dollars. Interest of Certain Persons in Matters to be Acted On To our knowledge, other than the election of directors, none of our directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise, in any matter to be acted on at the meeting. Interest of Management and Others in Material Transactions To our knowledge, none of our: (i) directors or executive officers, (ii) shareholders of the Company that beneficially own, or control or direct, directly or indirectly, more than 10% of the Company's outstanding voting securities, or (iii) any associate or affiliate of persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company. 2025/2026 Shareholder Proposals Shareholder proposals must be submitted on or after December 15, 2026, and no later than February 13, 2027 to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2027 annual meeting of shareholders. Shareholder proposals must be submitted to Stantec's registered office c/o the corporate secretary at Suite 300, 10220 – 103 Avenue NW, Edmonton, Alberta, Canada, T5J 0K4. In order to be considered valid, shareholders proposals must also meet the additional requirements enumerated under section 137 of the Canada Business Corporations Act , as may be amended from time to time. Continuous Disclosure To obtain copies of this circular, our Annual Information Form for the year ended December 31 , 2025 , or our Annual Report (which includes our Management’s Discussion and Analysis and Consolidated Financial Statements) for the year ended December 31 , 2025 , do one of the following : • Go to the Company’s website at stantec.com and print copies • Request mailed copies from the corporate secretary at Suite 300, 10220 – 103 Avenue NW, Edmonton, Alberta, Canada, T5J 0K4 • To request the Interim Financial Statements, the Management's Discussion and Analysis and/or Annual Financial Statements to be sent to you by mail, please register online at www.computershare.com/mailinglist or complete the request form posted on stantec.com You can also access the Company’s disclosure documents and any reports, statements, or other information that the Company files with Canadian provincial securities commissions or other similar regulatory authorities on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Financial information for Stantec is provided in the Management’s Discussion and Analysis and Consolidated Financial Statements (both found in our Annual Report) for the year ended December 31, 2025. Shareholder Feedback Stantec maintains a comprehensive investor communications program . We welcome comments and feedback from shareholders and invite you to comment using the following contact information : Investor Relations Telephone: 780 - 917 - 7000 Email: ir@stantec.com

General Inquiries Stantec Inc. Suite 300, 10220 – 103 Avenue NW Edmonton, Alberta T5J 0K4 Canada Telephone: 780 - 917 - 7000 Fax: 780 - 917 - 7069 stantec.com Directors’ Approval Our board of directors has approved the contents of this circular and the distribution of this circular to our shareholders. Paul J. D. Alpern Executive Vice President, General Counsel and Corporate Secretary Management Information Circular March 19, 2026 63 Stantec Inc.

Management Information Circular March 19, 2026 64 Stantec Inc. Schedule A Overview of Stantec’s Long - Term Incentive Plan No Shares Authorized for Issuance under the Plan (Cash - Settled Only Plan) Stantec’s current long - term incentive plan (the Stantec LTIP) is a cash - settled only plan (meaning the Company is not authorized to issue any equity securities from treasury nor purchase any shares on the secondary market in satisfaction or settlement of any awards granted thereunder). Stantec's prior LTIP (2014 - 2024) expired on January 1, 2024. That plan allowed the Company to issue equity securities in satisfaction of LTIP awards (though, apart from stock options, which were discontinued in 2019, no awards granted under the old plan were equity - settled). Administration of the Plan The Stantec LTIP is administered by the Corporate Governance and Compensation Committee of the board. Each member of the committee must be a non - employee director (within the meaning of Securities and Exchange Commission Rule 16b - 3). The committee determines who will receive LTIP awards, the times the awards will be granted, the terms and conditions of each award, and the treatment of awards granted to individuals during leaves of absence. In its discretion but subject to applicable law, the committee may delegate to one or more people any administrative or ministerial duties or non - material determinations under the Stantec LTIP. Plan Amendments The board of directors may generally amend, suspend, discontinue, or terminate the Stantec LTIP and any outstanding awards granted under it, in whole or in part, at any time. If, however, the plan is to be amended in a manner that introduces any form of equity - settled awards, shareholder approval would first be required in addition to regulatory approval required under applicable laws, regulations, requirements, rules, and policies of any governmental authority or stock exchange. The board is committed to principles of good governance and will not make any plan amendments that would permit or allow for problematic pay practices. These include: • Making any adjustment (other than in connection with a stock dividend, recapitalization, or other transaction where any adjustment is otherwise permitted or required under the Stantec LTIP) or amendment that reduces or would have the effect of reducing the exercise price of an LTIP award previously granted under the Stantec LTIP by any means • Increasing the express limits placed on awards set out in the Stantec LTIP that may be granted to any eligible participant • Permitting awards granted under the plan to be transferable or assignable other than for normal estate settlement purposes • Changing who is eligible to receive awards under the Stantec LTIP • Making any other amendment to the Stantec LTIP that is not (1) an amendment made to maintain continued compliance with applicable laws or regulations or (2) an amendment of a “housekeeping” nature As well, no change to an outstanding award under the Stantec LTIP that will materially adversely impair the rights of the recipient may be made without the recipient’s consent, unless the amendment is made to maintain continued compliance with applicable laws or regulations.

Award Vehicles Available under the Plan Summary of Available Vehicles Under the Stantec LTIP, the Company can issue four vehicles, which are briefly described in the table below: Name of Vehicle Description of Vehicle Share Appreciation Rights (SARs) A SAR gives the recipient the right to receive a cash payment equal to the appreciation in the Company’s common shares over the term of the SAR. Dividend Equivalent Rights This vehicle gives the recipient the right to receive all or some portion of the cash dividends that are or would be payable in respect of the Company’s shares . A dividend equivalent right is granted in tandem with respect to another type of award available under the LTIP . Restricted Share Units (RSUs) An RSU is a notional or phantom share unit that gives the recipient the right to receive payment equal to the fair market value of the RSU on meeting the applicable vesting criteria. (The fair market value of an RSU is equal to the 5 - day volume weighted average trading price (VWAP) of the Company’s common shares on the TSX immediately prior to the applicable settlement date.) Performance Share Units (PSUs) A PSU is a notional or phantom share unit that, upon meeting applicable vesting criteria gives the recipient the right to receive payment equal to either (1) the 5 - day volume weighted average trading price (VWAP) of the Company’s common shares on the TSX immediately prior to the applicable settlement date or (2) a percentage of the VWAP of the shares on the applicable date, based on attaining performance objectives ranging from 0% to 200% of the value. For the purposes of the Stantec LTIP, “fair market value” of the common shares on any relevant date means the closing price of the Company’s common shares on the TSX on the trading day immediately preceding that date. Awards granted under the Stantec LTIP are generally non - transferable and, in the case of SARs, may be exercised during a recipient’s lifetime by the recipient only. However, in the case of SARs, the recipient’s legal representative or estate may exercise the SARs on the recipient’s behalf. Performance Objectives Under the Stantec LTIP, the committee has the discretion to apply performance objectives to RSUs and PSUs. Performance objectives may be expressed in terms of the following: • Earnings per share, earnings (which may be expressed in earnings before specified items), return on assets, return on invested capital, revenue, operating income, net income, cash flow, total shareholder return, operational metrics (such as voluntary staff turnover, health and safety, quality management, achievement of growth objectives, client satisfaction, and employee satisfaction), or any combination of these The performance objectives may be in respect of performance of the Company, any of its subsidiaries, any of its operating units, individual performance metrics applicable to one or more recipients, or any combination of these. Performance objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more entities or external indices) and may be expressed in terms of progression within a specified range. The committee has authority to modify performance objectives after they have been established and as appropriate to reflect the impact of certain corporate transactions (such as a stock split or stock dividend), special charges, accounting or tax law changes, or other extraordinary, nonrecurring, or special events or circumstances. Details of Each Award Vehicle Following is a more detailed description of the types of awards that are available to be granted under the Stantec LTIP. Share Appreciation Rights Share appreciation rights (SARs) give the recipient the right to receive all or some portion of the increase in the value of Stantec's underlying common shares. When a SAR is exercised, the recipient will receive a cash payment in an amount determined by multiplying the excess of the fair market value of Stantec's common shares on the date the SAR was exercised over the strike price by the number of shares for which the SAR is being exercised. SARs can only be settled in cash. Management Information Circular March 19, 2026 65 Stantec Inc.

Management Information Circular March 19, 2026 66 Stantec Inc. Dividend Equivalent Rights Dividend equivalent rights are granted in connection with another award, such as a PSU or RSU. Recipients of dividend equivalent rights are entitled to receive payments in single or multiple installments, as determined by the committee, that are equivalent to all or some portion of the cash dividends payable with respect to the Company’s common shares. The amounts payable may be made currently or deferred until the lapsing of any applicable restrictions on the right to payment for the dividend equivalent right or on the award to which the dividend equivalent right relates. Payments can only be made in cash, but they can be notionally reinvested into additional share units (PSUs or RSUs). If the amounts payable are deferred, the committee will determine whether the deferred amounts will be held in cash or deemed notionally to be reinvested in PSUs or RSUs. If the amounts deferred are to be held in cash, the committee may determine whether interest should be credited on those deferred amounts. Notwithstanding the foregoing, with respect to a dividend equivalent right granted in connection with a SAR that is subject to Section 409A of the U.S. Internal Revenue Code, amounts payable in respect of that dividend equivalent right may not be contingent on or otherwise payable on the exercise of the SAR and must be treated in a manner that will not result in the SAR being treated as providing for deferred compensation. Restricted Share Units Restricted share units (RSUs) represent the right of the recipient to receive a payment upon the vesting of the unit equal to the VWAP of the shares on the date the RSUs were granted, the vesting date, or any other date as determined by the committee when the RSUs were granted. The award of an RSU may be made contingent on such conditions as established by the committee in connection with the award, including the attainment of performance objectives. Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all RSUs. When RSUs vest and settle, they are paid out in cash. Performance Share Units Performance share units (PSUs) are similar to RSUs and are made contingent on such conditions established by the committee in connection with the award, including the attainment of performance objectives. PSUs are denominated in shares; and contingent upon the attainment of specified performance objectives during the performance cycle, each PSU represents a right to payment of either (1) the VWAP of a share on the date the PSU was granted, became vested, or any other date specified by the committee or (2) a percentage of such fair market value ranging from 0% to 200%, depending on the level of performance objectives that have been attained. In no event will the maximum payment value exceed 200% of the fair market value of a share on the applicable date. Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all PSUs. PSUs, once vested, settle in cash. Effect of Termination of Employment on Awards The Stantec LTIP contains provisions concerning the treatment of awards on termination of the recipient’s employment. These provisions will apply unless otherwise set forth in an applicable award agreement or unless otherwise determined by the committee at any time before or after the recipient’s termination of employment, with the consent of the recipient. Generally, if a recipient’s employment terminates for any reason other than those described below, all awards that the recipient holds will be forfeited immediately, except for any vested and exercisable SARs the recipient holds, which remain exercisable for 90 days following the termination date. If the recipient dies within 90 days following termination, those SARs remain exercisable by the deceased’s estate until the first anniversary of the termination date (but in no event beyond the maximum term of the SAR). Exceptions to the above treatment of awards on termination of employment are set out below. Certain specific exceptions may also be specified in the award agreement. Treatment on Death • SARs – These become immediately exercisable as of the termination date, and the recipient’s estate may exercise the SARs for one year following the termination date (but in no event beyond the maximum term of the SAR) • Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement

Management Information Circular March 19, 2026 67 Stantec Inc. • Outstanding Performance Awards – These remain outstanding and become immediately vested as if all applicable performance objectives had been satisfied at the 100 % target level and are settled in accordance with the terms of the award agreement Treatment on Disability • SARs – These remain outstanding, and unvested SARs continue to vest in accordance with the applicable vesting schedule; the recipient or the recipient’s legal representative may exercise SARs as they become exercisable before the expiration of the maximum term of the award • Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement • Outstanding Performance Awards – These remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company Treatment on Retirement “Retirement” under the Stantec LTIP means a termination of employment after the recipient attains a combination of age plus years of service with Stantec that meets or exceeds 65. In the case of a retirement, the retiring executive must agree to retirement conditions that prevent the person from re - entering the workforce and going to work for a competitor of Stantec and also prevent the person from committing any act of misconduct. • SARs – These remain outstanding and unvested SARs continue to vest in accordance with the applicable vesting schedule; the recipient may exercise the SARs as they become exercisable before the expiration of the maximum term of the award • Unvested RSUs – RSUs that are not intended to be performance awards remain outstanding and continue to vest in accordance with their applicable vesting schedule and be settled as described in the award agreement • Outstanding Performance Awards – These remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company Treatment on Termination following a Change in Control (Double Trigger) If within 12 months following the occurrence of a change in control of the Company the recipient’s employment with the Company is terminated without cause or the recipient terminates his or her employment with the Company for good reason, the recipient’s outstanding awards will be treated as follows: • SARs – These become immediately exercisable as of the termination date • Unvested RSUs – These become fully vested as of the termination date and will be settled as described in the award agreement • Outstanding Performance Awards – These become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the termination date, and the recipient will receive a cash payment in respect of all such performance awards within 60 days after the termination date Effect of Certain Transactions If the Company is involved in a liquidation, dissolution, merger, or consolidation, or in an acquisition of all issued and outstanding shares of the Company by any person (unless such acquisition is a non - control transaction) (a Transaction), outstanding awards will be treated as provided for in the agreement entered into in connection with the transaction, or if not provided for in the agreement, recipients will be entitled to receive the same consideration that each holder of one of our common shares was entitled to receive in the transaction in respect of a common share. However, the consideration will remain subject to the conditions, restrictions, and performance criteria that were applicable to the awards before the transaction took place.

Management Information Circular March 19, 2026 68 Stantec Inc. If a change of control is a Transaction (as described above) and if outstanding awards are not assumed, substituted, or otherwise dealt with in the applicable Transaction agreement (as described above), then the recipient’s outstanding awards will be treated as follows when a change in control occurs: • SARs – These become immediately exercisable • Unvested RSUs – These become fully vested and settled in accordance with the terms of the award agreement • Outstanding Performance Awards – These become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the occurrence of the change in control, and the recipient will receive a cash payment in respect of all such performance awards within 60 days after the change of control Additional Plan Terms The following is a summary of certain additional terms and conditions set out in the Stantec LTIP: Misconduct If a recipient has used for profit or disclosed to unauthorized persons confidential information or trade secrets of the Company or has engaged in unlawful trading in the Company’s securities or of another company based on information gained as a result of that recipient’s employment with the Company, the recipient forfeits all rights under any outstanding awards granted to him or her under the Stantec LTIP, and the outstanding awards shall automatically terminate. Executive Compensation Clawback Policy All awards granted under the Stantec LTIP and the proceeds received from those awards are subject to the Company’s Executive Compensation Clawback Policy as adopted by the board of directors from time to time or in accordance with any other agreement or other arrangement between the recipient and the Company. Taxes and Multiple Jurisdictions The Company has the right to make all applicable withholding taxes in connection with the recipient’s receipt of shares or cash in connection with an award granted under the Stantec LTIP. Recipients may be subject to taxation under the U.S. Internal Revenue Code, the laws of Canada, and the laws of other jurisdictions as applicable. Without amending the Stantec LTIP, the committee may grant, settle, or administer awards on terms and conditions different from those specified in the Stantec LTIP as the committee may deem necessary or desirable to effect the purposes of the Stantec LTIP, subject to applicable law.

**Head Office**
300-10220 103 Avenue NW
Edmonton, Alberta T5J 0K4 Canada
Ph: 780-917-7000
Fx: 780-917-7330
ir@stantec.com

**Securities Exchange Listings**
Stantec shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol STN.

ON THE COVER
**44 East Avenue**
*Texas, United States*